(Convenience translation into english of consolidated financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated financial statements at 1 January - 31 December 2022 together with independent auditor’s report Exhibit 99.5

A member firm of Ernst & Young Global Limited Güney Bağımsız Denetim ve SMMM A.Ş. Maslak Mah. Eski Büyükdere Cad. Orjin Maslak İş Merkezi No: 27 Daire: 57 34485 Sarıyer İstanbul - Türkiye Tel: +90 212 315 3000 Fax: +90 212 230 8291 ey.com Ticaret Sicil No : 479920 Mersis No: 0-4350-3032-6000017 (Convenience translation of a report and consolidated financial statements originally issued in Turkish) INDEPENDENT AUDITOR’S REPORT To the Shareholders of D-Market Elektronik Hizmetler ve Ticaret A.Ş.: A) Report on the Audit of the Consolidated Financial Statements 1) Opinion We have audited the consolidated financial statements of D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the Company) and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2022, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the Turkish Financial Reporting Standards (TFRS). 2) Basis for Opinion We conducted our audit in accordance with Independent Auditing Standards (InAS) which are part of the Turkish Auditing Standards as issued by the Public Oversight Accounting and Auditing Standards Authority of Turkey (POA). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Independent Auditors (Code of Ethics) as issued by the POA, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. 3) Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

A member firm of Ernst & Young Global Limited (2) (Convenience translation of a report and consolidated financial statements originally issued in Turkish) Key audit matter How key audit matters addressed in the audit Revenue recognition The Group has recognised revenue amounting to 14,042,209 thousand TL between January 1 – December 31, 2022. As explained in Note 2.7 of the consolidated financial statements, revenue should be recognised at fair value when it can be measured reliably and the economic benefits from the transactions will be received by the Group. Since the revenue represents one of the most significant amount in the profit or loss statement of the Group, and because it has a significant effect on the Group’s key performance indicators, it is significant to our audit procedures. The Group’s revenue mainly consists of product sales to its customers through its website. Product sales revenues are recognized on the basis of the periodicity principle over the invoiced values on the date the products are delivered to the customers. The Group’s revenue from these operations arises from small valued but high number of transactions. According to the above mentioned explanations, revenue recognition is determined as key audit matter. The detailed explanations for revenue recognition and revenue amounts are presented in Note 2 and Note 19. The following procedures have been applied to ensure the accurate and complete recognition of revenue: - Assessing whether the accounting policies applied comply with TFRS and applied consistently with prior periods. - Understanding of the process of the Group regarding the revenue recognition. - Contracts with customers are reviewed and impacts of contractual clauses on revenue are evaluated. - The details of the Group’s collections made by credit card and money order regarding the sales made were obtained from the relevant banks and matched with the sales amounts. - Performing detailed tests related to the transactions that were carried out before and after the fiscal period to assess whether the revenue is recognized in the correct period. 4) Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with TFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process.

A member firm of Ernst & Young Global Limited (3) (Convenience translation of a report and consolidated financial statements originally issued in Turkish) 5) Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements In an independent audit, our responsibilities as the auditors are: Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with InAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with InAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: - Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. - Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. - Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. - Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. - Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. - Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

A member firm of Ernst & Young Global Limited (4) (Convenience translation of a report and consolidated financial statements originally issued in Turkish) We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. B) Report on Other Legal and Regulatory Requirements 1) In accordance with paragraph 4 of Article 402 of the TCC, no significant matter has come to our attention that causes us to believe that the Company’s bookkeeping activities for the period 1 January - 31 December 2022 and financial statements are not in compliance with law and provisions of the Company’s articles of association in relation to financial reporting. 2) In accordance with paragraph 4 of Article 402 of the TCC, the Board of Directors submitted to us the necessary explanations and provided required documents within the context of audit. The name of the engagement partner who supervised and concluded this audit is Tolga Kırelli. Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi A member firm of Ernst & Young Global Limited Tolga Kırelli, SMMM Partner 25 July 2023 İstanbul, Türkiye

Contents Page Consolidated statement of financial position ................................................................................ 1-2 Consolidated statement of profit or loss....................................................................................... 3 Consolidated statement of other comprehensive income ............................................................. 3 Consolidated statement of changes in equity............................................................................... 4 Consolidated statement of cash flow ........................................................................................... 5 Notes to the consolidated financial statements ............................................................................ 6-68

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of financial position at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (1) Audited Audited Current Period Prior Period Note 31 December 2022 31 December 2021 ASSETS Current assets: Cash and cash equivalents 4 5,266,008 3,813,469 Restricted cash 107,427 39,998 Financial investments 5 17,557 1,158,052 Trade receivables - Due from related parties 7, 26 1,718 2,184 - Due from third parties 7 664,221 224,691 Loan receivable 3,514 - Inventories 9 1,724,330 1,639,480 Prepaid expenses 10 150,182 66,164 Current income tax assets 25 16,225 4,702 Contract assets 11 15,348 7,351 Other current assets 17 340,483 128,921 Total current assets 8,307,013 7,085,012 Non-current assets: Loan receivables 3,858 - Property and equipment 12 221,626 90,540 Intangible assets 13 655,762 202,798 Right of use assets 14 261,091 205,755 Prepaid expenses 10 25,305 4,798 Goodwill 129 - Other non-current assets 17 37,394 292,460 Total non-current assets 1,205,165 796,351 Total assets 9,512,178 7,881,363 These consolidated financial statements have been approved by Board of Directors on 25 July 2023. The General Assembly has the right to amend these consolidated financial statements. The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of financial position at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (2) Audited Audited Current period Prior period Note 31 December 2022 31 December 2021 LIABILITIES AND EQUITY Current liabilities Short-term bank borrowings 6 13,049 193,184 Lease liabilities 14 157,414 109,310 Wallet deposits 113,493 40,924 Trade payables - Due to related parties 7,26 5,579 9,047 - Due to third parties 7 5,886,538 4,062,149 Payables related to employee benefits 16 139,939 48,700 Other payables - Due to third parties 8 85,484 47,509 Deferred income 10 19,071 18,699 Short-term provisions - Short-term provisions for employment benefits 16 156,069 70,729 - Other short-term provisions 15 395,025 132,422 Contract liabilities 11 638,556 219,241 Other short-term liabilities 17 122,596 48,635 Total current liabilities 7,732,813 5,000,549 Non-current liabilities Long-term borrowings 6 10,924 - Lease liabilities 14 104,953 101,940 Long-term provisions - Long-term provisions for employment benefits 16 16,457 5,297 Deferred income 10 77,076 97,401 Total non-current liabilities 209,410 204,638 Shareholders’ equity Share capital 18 65,200 65,200 Other reserves 16 215,245 85,270 Share premium 18 4,260,737 4,260,737 Other comprehensive losses that will not be reclassified in profit or loss (22,112) (10,508) Restricted reserves 18 1,586 1,586 Accumulated losses (1,726,109) (1,026,031) Net loss for the year (1,224,592) (700,078) Total equity 1,569,955 2,676,176 Total liabilities and equity 9,512,178 7,881,363 The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of profit or loss and other comprehensive income for the period 1 January - 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (3) Audited Audited Current period Prior period Note 1 January-31 December 2022 1 January-31 December 2021 PROFIT OR LOSS Revenue 19 14,042,209 7,558,021 Cost of sales (-) 19 (11,279,255) (6,662,047) Gross profit 2,762,954 895,974 General administrative expenses (-) 20 (1,396,515) (685,810) Marketing, sales and distribution expenses (-) 20 (2,354,922) (1,963,285) Other operating income 22 191,807 124,421 Other operating expenses (-) 22 (947,449) (594,314) Operating loss (1,744,125) (2,223,014) Income from investment activities 23 425,322 316,095 Expenses from investment activities (-) 23 (76,454) (40,250) Operating loss before financial (expense)/income (1,395,257) (1,947,169) Financial income 24 992,285 1,798,347 Financial expenses (-) 24 (821,620) (551,256) Loss before taxation from continued operations (1,224,592) (700,078) Tax expenses 25 - - Loss for the period from continued operations (1,224,592) (700,078) Attributable to: Equity holders of the parent (1,224,592) (700,078) Loss for the period (1,224,592) (700,078) Basic and diluted loss per share 29 (4.06) (2.30) OTHER COMPREHENSIVE INCOME/(EXPENSE) Items not to be reclassified to profit or loss Loss arising from defined benefit plans 16 (11,604) (3,290) TOTAL COMPREHENSIVE LOSS (1,236,196) (703,368) Attributable to: Equity holders of the parent (1,236,196) (703,368) The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Consolidated statement of changes in equity
for the period 1 January - 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

				Items not to be reclassified to profit or loss				
	Share capital	Other reserves	Share premiums	Loss arising from defined benefit plans	Restricted reserves	Accumulated losses	Loss for the period	Total equity
Balance at 1 January 2021	**56,866**	**-**	**187,465**	**(7,218)**	**1,586**	**(551,515)**	**(474,516)**	**(787,332)**
Capital increase	8,334	-	4,073,272	-	-	-	-	4,081,606
Transfers	-	-	-	-	-	(474,516)	474,516	-
Share-based payments (Note 16)	-	85,270	-	-	-	-	-	85,270
Net loss for the period	-	-	-	-	-	-	(700,078)	(700,078)
Other comprehensive loss	-	-	-	(3,290)	-	-	-	(3,290)
Balance at 31 December 2021	**65,200**	**85,270**	**4,260,737**	**(10,508)**	**1,586**	**(1,026,031)**	**(700,078)**	**2,676,176**
Balance at 1 January 2022	**65,200**	**85,270**	**4,260,737**	**(10,508)**	**1,586**	**(1,026,031)**	**(700,078)**	**2,676,176**
Transfers	-	-	-	-	-	(700,078)	700,078	-
Share-based payments (Note 16)	-	129,975	-	-	-	-	-	129,975
Net loss for the period	-	-	-	-	-	-	(1,224,592)	(1,224,592)
Other comprehensive loss	-	-	-	(11,604)	-	-	-	(11,604)
Balance at 31 December 2022	**65,200**	**215,245**	**4,260,737**	**(22,112)**	**1,586**	**(1,726,109)**	**(1,224,592)**	**1,569,955**

The accompanying notes are an integral part of these consolidated financial statements.

(4)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Consolidated statement of cash flow for the period 1 January - 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (5) Audited Audited Current period Prior period 1 January - 1 January-Note 31 December 2022 31 December 2021 A. Net cash provided by operating activities 883,666 90,126 Net loss for the year (1,224,592) (700,078) Adjustments to reconcile net loss for the year 402,410 (248,497) Adjustments related to financial expenses 22, 24 1,016,097 632,564 Adjustments related to interest income 22, 23, 24 (313,927) (75,909) Adjustments related to changes in unrealised foreign exchange differences (1,182,990) (1,251,207) Adjustments related to depreciation and amortization 21 283,727 140,925 Adjustments related to impairment loss/(reversal) 7, 9 33,379 (1,487) Adjustments related to fair value losses 5 30,403 40,250 Adjustments related to provisions 15, 16 535,721 266,367 Changes in working capital 1,705,848 1,038,701 Adjustments for increase in inventories (101,785) (864,558) Adjustments for increase in trade receivables (448,041) (74,855) Adjustments for increase in trade payables 1,823,865 2,037,600 Adjustments regarding increase in other receivables on operations (146,357) (373,184) Adjustments regarding increase in other payables on operations 664,994 329,252 Net cash from operating activities (86,828) (15,554) Payments related with employee benefits 16 (59,607) (18,975) Other cash inflows/(outflows) (27,221) 3,421 B. Cash flows from investing activities 1,056,619 (1,021,353) Purchase of tangible and intangible assets 12, 13 (737,869) (214,790) Proceeds from sales of tangible and intangible assets 186 562 Cash outflows for the acquisition of shares of other enterprises or funds or borrowing instruments 3, 5 (3,439) (882,207) Cash inflows from sale of financial investment 5 2,820,395 - Cash outflows from purchase of financial investment 5 (1,331,031) - Interest received 308,377 75,082 C. Cash flows from financing activities (1,297,016) 3,216,109 Proceeds from borrowings 28 797,877 1,750,046 Repayment of borrowings 28 (986,758) (1,912,509) Lease payments 28 (169,635) (104,829) Interest paid (938,500) (598,205) Proceeds from share capital and share premium increase 18 - 4,081,606 Net increase/(decrease) in cash and cash equivalents before the effect of currency translation reserves (A+B+C) 643,269 2,284,882 D. Effects of exchange rate changes on cash and cash equivalents 803,927 935,442 Net increase in cash and cash equivalents (A+B+C+D) 1,447,196 3,220,324 E. Cash and cash equivalents at beginning of the year 4 3,812,605 592,281 Cash and cash equivalents at end of the year (A+B+C+D+E) 4 5,259,801 3,812,605 The accompanying notes are an integral part of these consolidated financial statements.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (6) NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2022, the ultimate shareholders of D-Market are the members of Doğan Family and Turk Commerce B.V. (Note 18). On July 6, 2021, the Company completed an initial public offering (“IPO”) of 65,251,000 American Depositary Shares (“ADSs”) representing 65,251,000 Class B ordinary shares, at a price to the public of $12.00 per ADS on Nasdaq. The offering included 41,670,000 ADSs offered by the Company and 23,581,000 ADSs offered by a selling shareholder, which included 8,511,000 ADSs sold by the selling shareholder pursuant to the underwriters’ exercise in full of their over-allotment option. The ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “HEPS” on July 1, 2021. As of 31 December 2022, the Group has 3,834 employees (2021: 3,789 ). The address of the registered office is as follows: Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi No: 12 Kule 2 Kat 2 Şişli, Istanbul - Turkiye Subsidiaries The Subsidiaries included in these consolidated financial statements are as follows: • Evimiz Dekorasyon İnternet Hizmetleri ve Danışmanlık Ticaret A.Ş. (“Evimiz”) • Altıncı Cadde Elektronik Ticaret A.Ş. (“Altıncı Cadde”) • D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme” or “Hepsipay”) • D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast” or “Hepsijet”) • Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”) • Doruk Finansman A.Ş. (“Doruk Finansman”) Altıncı Cadde was acquired by the Group on 1 June 2012 and operated as a vertical e-commerce website (www.altincicadde.com). Altıncı Cadde ended its operations as of 11 October 2019. Evimiz was acquired on 31 March 2012 and operated as a vertical e-commerce website (www.evmanya.com) offering a variety of products to its customers mainly in furniture, home textile, house decoration, kitchen appliances, and garden and bathroom categories. Evimiz ended its operations as of 4 September 2018. Altıncı Cadde and Evimiz were merged under D-Fast at 27 August 2021. D Ödeme was founded on 4 June 2015 and operates as a payment services provider offering payment gateway and e-money services. D Ödeme obtained its operational licence from Banking Regulation and Supervision Agency of Turkey (“BRSA”) on 20 February 2016. D Ödeme commenced its first payment service transaction on 15 June 2016. D Ödeme launched Hepsipay Cüzdanım (Wallet) in June 2021, an embedded digital wallet product on Hepsiburada platform. D Fast was founded on 26 February 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other customers.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (7) NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS (Continued) Hepsi Finansal was founded on 1 December 2021 and has not started its operations as of 31 December 2021. Hepsi Finansal aims to operate as a holding company for the fintech operations of the Group and to provide financial solutions to the customers of Hepsiburada. Hepsi Finansal is the parent company of the Doruk Finansman A.Ş. which was acquired in February 2022 (Note 5). Doruk Finansman was acquired by the Group on 28 February 2022 and the Group aims to offer its customers consumer financing solutions through Doruk Finansman. Doruk Finansman was founded on 24 April 2006 and obtained its operational license from the BRSA in 2008. Doruk Finansman operates as a consumer financing company in Türkiye. NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS 2.1 Basis of preparation The accompanying consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”). The Company maintais its books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Turkey. In addition, the Company has prepared its consolidated financial statements in accordance with the accounting policies disclosed in Note 2.7 for the purpose of fair presentation in accordance with TFRS. Consolidated financial statements have been presented in accordance with the TAS taxonomy published by the POA on 15 April 2019. Correction of financial statements during the hyperinflationary periods: TAS 29 Financial Reporting in Hyperinflation Economies requires entities whose functional currency is that of a hyperinflationary economy to prepare their financial statements in terms of the measuring unit current at the end of the reporting period. TAS 29 describes characteristics that may indicate that an economy is hyperinflationary, and it requires all entities that report in the currency of the same hyperinflationary economy apply this Standard from the same date. Therefore, it is expected that TAS 29 will start to be applied simultaneously by all entities with the announcement of Public Oversight Accounting and Auditing Standards Authority to ensure consistency of the application required by TAS 29 throughout the country. However, the Authority has not published any announcement that determines entities would restate their financial statements for the accounting period ending on 31 December 2022 in accordance with TAS 29. In this context, TMS 29 is not applied and inflation adjustment has not been reflected in the financial statements as of 31 December 2022. Functional and presentation currency Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (“the functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional currency of all entities in the Group and the presentation currency of the Group.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (8) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.1 Basis of preparation (Continued) Going concern The Group has recurring losses, the comprehensive loss for the year ended 31 December 2022 amounted to TRY1,225 million, while accumulated deficit as of 31 December 2022 amounted to TRY1,726 million. The Group generated positive operating cash flows in 2022 financial year and its cash and cash equivalents as of 31 December 2022 amounts to TRY5,266 million. The current year loss is mainly results from operational expenses such as advertising, delivery costs and personnel salaries of the Group and intensified competition in 2022. Based on its current business plan, the Group’s cash and cash equivalents will be sufficient to fund its operations for at least twelve months from the issuance date of these consolidated financial statements. Management of the Group believes that it will be in a position to cover its liquidity needs through cash on hand, cash generated from operations, available credit lines or a combination thereof, when necessary. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. 2.2 Significant accounting assessments, estimates and assumptions Estimates and assumptions are continuously evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Although these estimates and assumptions are based on all management information related to the events and transactions, actual results may differ from them. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amount of asset and liabilities are as follows: Recognition and measurement of share-based payments Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. As further disclosed in Note 16, the Group granted an equity settled share-based payment plan where management personnel, other employees and directors entitled to receive Company’s shares based on the fair value at the date when the grant is made using an appropriate valuation model. Determination of estimated fair value of the Company before it consummates its initial public offering requires complex and subjective judgments. The Company’s enterprise value for purposes of recording share-based compensation is estimated using a discounted cash flow (“DCF”) methodology. For the DCF methodology, the net present value has been estimated using an appropriate discount rate. The estimated number of stock awards that will ultimately vest based on service condition requires judgement, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (9) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.2 Significant accounting assessments, estimates and assumptions (Continued) Recognition and estimated useful lives of website development costs Costs that are directly associated with the development of website and identifiable and unique software products controlled by the Group are recognized as intangible assets as they meet the recognition criteria in TAS 38 and SIC 32 as explained in detail in Note 2.7. (Note 2.7 for detailed information). The Group anticipates that its website is capable of generating revenues and satisfy the requirement of future probable economic benefit. The carrying amounts of the Group’s intangible assets are reviewed at each reporting date to determine whether there is an indication of impairment, considering future profit projections. Website development costs recognized as assets are amortized over their estimated useful lives of 2 to 4 years. The useful lives of the website development costs are estimated by management at the time the asset is capitalized and reviewed for appropriateness at each reporting date. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Amortization starts when the asset is ready for use Useful lives are reviewed at each reporting date and adjusted as appropriate (Note 13). Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY39,308 thousand higher/TRY60,196 thousand lower as at 31 December 2022 (2021: TRY19,958 thousand higher/ TRY23,693 thousand lower). Recognition and measurement of deferred tax assets The Group has not recognised any deferred income tax assets (except to the extent they are covered by taxable temporary differences) in regarding to its carry forward tax losses, unused tax incentives and other deductible temporary differences due to uncertainties as to the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact the Group’s results of operations. TFRS 16 application and discount rates used for measurement of lease liability The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined or if that rate cannot be readily determined, the Group uses its incremental borrowing rate. Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value of the right of use assets in similar economic environment. The Group determines its incremental borrowing rate with reference to its existing and historical cost of borrowing adjusted for the term and security against such borrowing. In addition, the management assesses the expected length of the leases and this assessment takes into account non-cancellation and extension options. The Group evaluate whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (as a change in business strategy).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (10) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.2 Significant accounting assessments, estimates and assumptions (Continued) Recognition and measurement of provision for Competition Authority investigation In accordance with the accounting policy in Note 2.7, provisions are recognized when the Group has a present obligation as a result of past events, and it is probable that a cash outflow will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. As further explained in Note 15, the Group recognized a provision payable to the Turkish Competition Authority (“TCA”) estimated at TRY 95,643 thousand in its consolidated financial statements as of 31 December 2022. The Group has computed the provision by applying 2% to D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2022, based on the management’s and legal advisors’ best estimate, and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise and the Group recognized a provision amounting to TRY127,525 thousand in its consolidated financial statements, as its best estimate in 2021. The TCA board, at its own discretion, may also apply a discount between 1/4 and 3/5 of the total penalty if they decide to apply extenuating circumstances. In 2022, on the basis of legal opinion which considered similar cases and the provision expense was recalculated as TRY95,643 thousand, representing 1.5% of annual net revenues as reported in statutory financial statements in accordance with the tax legislations for 2021 and reduced by 25% for early payment discount on the amount calculated. In calculating the provision, the Group estimated that 1/4 of discount would be applied on total penalty. As of the approval date of these consolidated financial statements, the TCA’s final decision is not yet rendered. If the penalty ratio differs by 1% of statutory revenue from the management’s estimate, the estimated provision would be TRY63,762 thousand higher or lower, accordingly. 2.3 Basis of consolidation The consolidation principles used in the preparation of these consolidated financial statements are summarised below: a) These consolidated financial statements include the accounts of the parent company, D-Market and its subsidiaries (collectively referred to as the “Group”) on the basis set out in sections (a) to (b) below. The financial statements of the companies included in the consolidation are based on the accounting principles and presentation basis applied by the Group. b) Subsidiaries are all companies over which D-Market has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and it has the ability to affect those returns through its power over the investee. Thus, the principle of control sets out the following three elements of control: - Power over the investee; - Exposure or rights to variable returns from involvement with the investee; - The ability to use power over the investee to affect the amount of the investor’s returns. The proportion of ownership interest represents the effective shareholding of the Group through the shares held by D-Market and indirectly by its subsidiaries.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (11) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.3 Basis of consolidation (Continued) The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2022 and 2021. Subsidiaries 31 December 2022 31 December 2021 D-Ödeme 100% 100% D-Fast 100% 100% Hepsi Finansal 100% 100% Doruk Finansman 100% - The balance sheet and statement of comprehensive loss of the subsidiaries are consolidated on a line-by-line basis and the carrying value of the investment held by D-Market in its subsidiaries is eliminated against equity. The intercompany transactions and balances between D-Market and its subsidiaries are eliminated on consolidation. The cost of, and the dividends arising from, shares held by D-Market in its subsidiaries are eliminated from equity and income for the period, respectively. The subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. 2.4 Offsetting Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. 2.5 The new standards, amendments and interpretations The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2022 are consistent with those of the previous financial year, except for the adoption of new and amended TFRS and TFRS interpretations effective as of January 1, 2022 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs. i) The new standards, amendments and interpretations which are effective as at January 1, 2022 are as follows Amendments to TFRS 3 – Reference to the Conceptual Framework In July 2020, POA issued amendments to TFRS 3 Business combinations. The amendments are intended to replace to a reference to a previous version of the Conceptual Framework (the 1989 Framework) with a reference to the current version issued in March 2018 (the Conceptual Framework) without significantly changing requirements of TFRS 3. At the same time, the amendments add a new paragraph to TFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments must be applied prospectively. The amendments did not have a significant impact on the financial position or performance of the Group.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (12) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.5 The new standards, amendments and interpretations (Continued) i) The new standards, amendments and interpretations which are effective as at January 1, 2022 are as follows (continued) Amendments to TAS 16 – Proceeds before intended use In July 2020, POA issued amendments to TAS 16 Property, plant and equipment. The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment (PP&E), any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and costs of producing those items, in profit or loss. The amendments must be applied retrospectively only to items of PP&E made available for use on or after beginning of the earliest period presented when the entity first applies the amendment. The amendments did not have a significant impact on the financial position or performance of the Group. Amendments to TAS 37 – Onerous contracts – Costs of Fulfilling a Contract In July 2020, POA issued amendments to TAS 37 Provisions, Contingent Liabilities and Contingent assets. The amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making and also apply a “directly related cost approach”. Amendments must be applied prospectively to contracts for which an entity has not fulfilled all of its obligations at the beginning of the annual reporting period in which it first applies the amendments (the date of initial application). The amendments did not have a significant impact on the financial position or performance of the Group. Annual Improvements – 2018–2020 Cycle In July 2020, POA issued Annual Improvements to TFRS Standards 2018–2020 Cycle, amending the followings: - TFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter: The amendment permits a subsidiary to measure cumulative translation differences using the amounts reported by the parent. The amendment is also applied to an associate or joint venture. - TFRS 9 Financial Instruments – Fees in the “10 per cent test” for derecognition of financial liabilities: The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either borrower or lender on the other’s behalf. - TAS 41 Agriculture – Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of TAS 41 that entities exclude cash flows for taxation when measuring fair value of assets within the scope of TAS 41. The amendments did not have a significant impact on the financial position or performance of the Group.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (13) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.5 The new standards, amendments and interpretations (Continued) ii) Standards issued but not yet effective and not early adopted Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective. Amendments to TFRS 10 and TAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture In December 2017, POA postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted. The Group will wait until the final amendment to assess the impacts of the changes. TFRS 17 - The new Standard for insurance contracts POA issued TFRS 17 in February 2019, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. TFRS 17 model combines a current balance sheet measurement of insurance contract liabilities with the recognition of profit over the period that services are provided. TFRS 17 will become effective for annual reporting periods beginning on or after 1 January 2023; early application is permitted. The amendments did not have a significant impact on the financial position or performance of the Group. Amendments to TAS 1- Classification of Liabilities as Current and Non-Current Liabilities In January 2020 and January 2023, POA issued amendments to TAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in January 2023 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, January 2023 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective for periods beginning on or after 1 January 2024. The amendments must be applied retrospectively in accordance with TAS 8. Early application is permitted. However, an entity that applies the 2020 amendments early is also required to apply the 2023 amendments, and vice versa. The amendments did not have a significant impact on the financial position or performance of the Group.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (14) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.5 The new standards, amendments and interpretations (Continued) ii) Standards issued but not yet effective and not early adopted (continued) Amendments to TAS 8 - Definition of Accounting Estimates In August 2021, POA issued amendments to TAS 8, in which it introduces a new definition of ‘accounting estimates’. The amendments issued to TAS 8 are effective for annual periods beginning on or after 1 January 2023. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This aspect of the definition was retained by the POA. The amendments apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of the effective date. Earlier application is permitted. The amendments did not have a significant impact on the financial position or performance of the Group. Amendments to TAS 1 - Disclosure of Accounting Policies In August 2021, POA issued amendments to TAS 1, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments issued to TAS 1 are effective for annual periods beginning on or after 1 January 2023. In the absence of a definition of the term ‘significant’ in TFRS, the POA decided to replace it with ‘material’ in the context of disclosing accounting policy information. ‘Material’ is a defined term in TFRS and is widely understood by the users of financial statements, according to the POA. In assessing the materiality of accounting policy information, entities need to consider both the size of the transactions, other events or conditions and the nature of them. Examples of circumstances in which an entity is likely to consider accounting policy information to be material have been added. The amendments did not have a significant impact on the financial position or performance of the Group. Amendments to TAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction In August 2021, POA issued amendments to TAS 12, which narrow the scope of the initial recognition exception under TAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments issued to TAS 12 are effective for annual periods beginning on or after 1 January 2023. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognised in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations should be recognized. The amendments did not have a significant impact on the financial position or performance of the Group.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (15) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.5 The new standards, amendments and interpretations (Continued) ii) Standards issued but not yet effective and not early adopted (continued) Amendments to TFRS 16 - Lease Liability in a Sale and Leaseback In January 2023, POA issued amendments to TFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. In applying requirements of TFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognise any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in TFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with TAS 8. A seller-lessee applies the amendments to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. A seller-lessee applies the amendments retrospectively in accordance with TAS 8 to sale and leaseback transactions entered into after the date of initial application of TFRS 16. The amendments did not have a significant impact on the financial position or performance of the Group. 2.6 Comparative information Certain prior year figures in the consolidated statement of cash flows have been restated to correct an immaterial error. In the statement of cash flows for the year ended December 31, 2021, the Group presented interest received amounting to TL 75.082 thousand as financing activities in the prior year. These cash flows have been reclassified as investing activities in the statement of cash flows to be consistent with the current year presentation. 2.7 Summary of significant accounting policies The significant accounting policies followed in the preparation of these consolidated financial statements are summarised below: Cash and cash equivalents Cash and cash equivalents includes cash on hand, demand and time deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (16) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Restricted cash and wallet deposits Restricted cash represents fund deposits received from customers for the Group’s payment solution by digital wallet. These deposits are subject to regulatory restrictions and therefore are not available for use by the Group. These deposits are kept separately from the Group’s cash accounts and the Group does not earn interest income from its restricted cash accounts. A corresponding liability is recorded as wallet deposits in the consolidated balance sheet. These amounts are maintained in the digital wallet until withdrawal is requested or used by the customer. In accordance with the Law on payment and securities settlement systems, payment services and electronic money institutions, number 6493, the Group is liable to compensate for the rights of the fund holders. Considering these facts and circumstances, the Group has recognised restricted cash and the corresponding wallet deposit liability in its consolidated financial statements. Trade receivables A receivable is the Group’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured initially at the transaction price, and subsequently at amortized cost using the effective interest rate method, less provision for impairment. Loan receivables Financial assets generated as a result of providing a loan are classified as loan receivables and are carried at amortised cost, less any impairment. All loans are recognised in the consolidated financial statements when cash is transferred to customers. Contract balances Contract assets When the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the Group presents the contract as a contract asset, excluding any amounts presented as a receivable. Contract assets are subject to impairment assessment within the scope of expected credit loss calculation. Contract liabilities and merchant advances If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (i.e. a receivable), before the Group transfers a good or service, the Group presents the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services). Merchant advances consists of advances received from customers for marketplace transactions, where the Group acts as an agent. The Group earns a commission for these transactions. The amount of advances payable to a merchant, net of commissions, is credited as a payable to the merchant when delivery is complete.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (17) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Financial assets The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. During the period the Group did not hold any financial assets in the “fair value through other comprehensive income” category. a) Financial assets carried at amortized cost Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, whose payments are fixed or predetermined, which are not actively traded and which are not derivative instruments are measured at amortized cost. They are included in current assets, except for maturities more than 12 months after the balance sheet date. Those with maturities more than 12 months are classified as non-current assets. The Group’s financial assets carried at amortized cost comprise “trade receivables”, “contract assets”, “financial investments” and “cash and cash equivalents” in the consolidated balance sheet. Impairment of trade receivables and customer contract assets The Group applies the TFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The Group has further concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period before reporting date and the corresponding credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. While cash and cash equivalents and financial investments carried at amortised cost are also subject to the impairment requirements of TFRS 9, the identified impairment loss was immaterial.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (18) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Financial assets (continued) Impairment for loan receivables Impairment Group has adopted “three level impairment approach (general model)” defined in TFRS 9 for the recognition of impairment losses on receivables from finance sector operations, carried at amortised cost. General model considers the changes in the credit quality of the financial instruments after the initial recognition. Three levels defined in the general model are as follows: “Level 1”, includes financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date. For these assets, 12-month expected credit losses (“ECL”) are recognised and interest revenue is calculated on the gross carrying amount of the asset (that is, without deduction for credit allowance). 12-month ECL are the expected credit losses that result from default events that are possible within 12 months after the reporting date. “Level 2”, includes financial instruments that have had a significant increase in credit risk since initial recognition but those do not have objective evidence of impairment. For these assets, lifetime expected credit losses are recognised and interest revenue is calculated on the gross carrying amount of the asset. Lifetime ECL are the expected credit losses that result from all possible default events over the expected life of the financial instrument. “Level 3”, includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime expected credit losses are recognised. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements. The changes in the expected credit losses on receivables from finance sector operations are accounted for under “other operating income/expenses” account of the consolidated statement of income. b) Financial assets carried at fair value through profit or loss Financial assets at fair value through profit or loss are carried in the consolidated balance sheet at fair value with net changes in fair value recognised in the consolidated statement of profit or loss. Financial assets at fair value through profit or loss consist of financial investments which are acquired to benefit from short-term price or other fluctuations in the market or which are a part of a portfolio aiming to earn profit in the short-run, irrespective of the reason of acquisition, and kept for trading purposes. Particularly, in 2022, the Group invested an amount of TRY 17,557 thousand for investment funds as financial asset which is valued by using Level 1 inputs. (Note 5). Trade payables and payables to merchants Trade payables mainly arise from the payables to retail suppliers related to the inventory purchases and services payables. It also includes payables to the marketplace merchants for amounts received by the Group for products delivered by merchants to customers net of commissions, services charges and delivery costs. Trade payables and payables to merchants are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (19) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Related parties For the purpose of these consolidated financial statements, shareholders, key management personnel and Board members, in each case together with their families and companies controlled by or affiliated with them, investments and associated companies are considered and referred to as related parties. Inventories Inventories, comprising of trade goods, are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition is defined as the initial cost. An entity may purchase inventories on deferred settlement terms. When the arrangement effectively contains a financing element, that element, for example a difference between the purchase price for normal credit terms and the amount paid, is recognised as interest expense over the period of the financing. The cost of inventories is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provision for inventories is accounted in cost of sales. Rebates The Group periodically receives consideration from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable. Impairment of non-financial assets The Group assesses, at each reporting date, whether there is objective evidence that an asset is impaired. If any indication exists, the Group estimates the asset’s recoverable amount. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired. Impairment losses are recognized in statement of comprehensive loss. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (discounted cash flows an asset is expected to generate based upon management’s expectations of future economic and operating conditions). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. Subsequent increase in the asset’s recoverable amount due to the reversal of a previously recognized impairment loss cannot be higher than the previous carrying value (net of depreciation and amortization).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (20) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Property and equipment and related depreciation Property and equipment are carried at cost less accumulated depreciation and are amortized on a straight-line basis. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. Repairs and maintenance are charged to the profit or loss of the statement of comprehensive loss as incurred. The cost includes expenditure that is directly attributable to the acquisition of the items. The assets’ residual values and estimated useful economic lives are reviewed at the end of each reporting period and adjusted prospectively if appropriate. The depreciation periods for property and equipment, which approximate the useful lives of such assets, are as follows: Furniture and fixtures 5-10 years Leasehold improvements 5 years Motor vehicles 5 years An impairment loss is charged to profit and loss for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s net selling price and value in use. Gains or losses on disposals of property and equipment, which is determined by comparing the proceeds with the carrying amount, are included in the related income and expense accounts, as appropriate. Intangible assets Intangible assets comprise acquired software and rights. Acquired computer software licenses and rights are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Software and rights costs are amortized over their estimated useful lives of 3 to 5 years. Website development costs Costs that are directly associated with the development of website and unique software products controlled by the Group are recognized as internally generated intangible assets when the following criteria are met: • it is technically feasible to complete the software so that it will be available for use or sale; • management intends to complete the software and use or sell it; • there is an ability to use or sell the software; • it can be demonstrated how the software will generate probable future economic benefits; • adequate technical, financial and other resources to complete the development and to use or sell the software are available; and • the expenditure attributable to the software during its development can be reliably measured. Directly attributable costs that are capitalized as part of the development website and software include direct employee costs, an appropriate portion of relevant overhead and service costs incurred as part of the development. Development costs that do not meet the criteria above are recognized as expense as incurred. Development costs previously recognized as expense are not recognized as an asset in a subsequent period. Development costs recognized as an asset are amortized over their estimated useful lives between 2 and 4 years. Amortization starts when the asset is ready for use (Note 13). Capitalized development costs, stages of website development and useful lives are assessed in accordance with the requirements of SIC 32 Intangible Assets: Web Site Costs and TAS 38 Intangible Assets.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (21) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Leases At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys right to control the use of an identified asset for a period of time in exchange for consideration. For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as lease separately from non-lease components of the contract. The Group determines the lease term as the non-cancellable period of lease, together with both: - periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and - periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of lease. The Group as a lessee For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximising the use of observable information. The non-lease components are not accounted for within the scope of TFRS 16. For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a change in circumstances that: - Is within the control of the Group, - Affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (22) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Leases (continued) At the commencement date, the Group recognises a right of use asset and a lease liability under the lease contract. Short-term lease agreements with a lease term of 12 months or less and agreements determined by the Group as low value have been determined to be within the scope of the practical expedient included in TFRS 16. For these agreements, the lease payments are recognized as an other operating expense in the period in which they are incurred. Such expenses have no significant impact on Group’s consolidated financial statements. Lease liability Lease liability is initially recognised at the present value of future lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate. After initial recognition, the lease liability is measured by: (a) increasing the carrying amount to reflect interest on the lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments. The Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate when: (a) there is a change in the lease term as a result of reassessment of the expectation to exercise a renewal option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined, or if not, its incremental borrowing rate at the date of reassessment. Where: (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including changes to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects the changes in the interest rate. The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. When the carrying amount of the right of use asset is reduced to zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (23) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Lease liability (continued) The Group accounts for a lease modification as a separate lease if both: - The modification increases the scope of the lease by adding the right to use one or more underlying assets; - The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract. For lease modifications that are not accounted for as a separate lease, the Group, at the effective date of the lease modification; (a) allocates the consideration in the modified contract; (b) determines the lease term of the modified lease; and (c) remeasures the lease liability by discounting the revised lease payments using a revised discount rate. The revised discount rate is determined as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the lessee’s incremental borrowing rate at the effective date of the modification, if the interest rate implicit in the lease cannot be readily determined. It has been determined that short-term lease contracts with a lease term of 12 months or less and contracts with low value determined by the Group are within the scope of the facilitating application in TFRS 16. Lease payments for these contracts are recognized as other operating expense in the period in which they are incurred. Such expenses do not have a material impact on the consolidated financial statements of the Group. Right of use assets The right of use asset is initially recognised at cost comprised of: - The amount of the initial measurement of the lease liability, - Any lease payments made at or before the commencement date, less any lease incentives received, - Any initial direct costs incurred by the Group, and - An estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of right of use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (24) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Right of use assets (continued) Right of use assets are amortized on a straight-line basis over their estimated useful lives and carried at cost less accumulated amortization and impairment losses, and adjusted for any re-measurement of lease liabilities. Useful lives are determined over the shorter of its estimated useful life and the lease term. Useful lives of right of use assets are as follows: Useful lives Buildings 2 - 5 years Furniture and fixtures 4 - 5 years Software and rights 3 - 15 years Other 2 - 3 years Goodwill Goodwill arising on acquisition of business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. The cash-generating unit, where the goodwill is allocated, is tested for impairment annually. If there is any indication that the unit is impaired, the impairment test is performed more frequently. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in profit or loss in the consolidated financial statements. An impairment loss recognised for goodwill is not reversed in subsequent periods. Business combinations Business combinations, that is assets acquired and liabilities assumed constitute a business, are accounted in accordance with TFRS 3 "Business Combinations" using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to the former owners of the acquiree and the equity interests issued by the acquirer in exchange for the acquiree. When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (25) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Business combinations (continued) Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill, else they are recognized in profit in loss. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed. Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognised amounts of the acquiree's identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition related costs are costs the acquirer incurs to effect a business combination and are accounted as expenses in the periods in which the costs are incurred and the services are received, with the exception of costs to issue debt or equity securities, which shall be recognised in accordance with TAS 32 and TFRS 9. Deferred income taxes Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial statement purposes. Currently enacted or substantially enacted at period end tax rates are used to determine deferred income taxes. Deferred income tax liabilities are recognized for all taxable temporary differences, whereas deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. Deferred income tax assets and liabilities are presented net when there is a legally enforceable right to offset current tax receivables against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same tax authority on the same taxable entity.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (26) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Provision for post-employment benefits Under the Turkish Labour Law, the Group is required to pay post-employment benefits to each employee who has completed one year of service and achieves the retirement age (58 for women and 60 for men), or whose employment is terminated without due cause, or is called up for military service, or dies. Provision for post-employment benefits represents the present value of the estimated total reserve of the future probable obligation of the Group arising from the retirement of the employees calculated using the “Projected Unit Credit Method” and based on factors derived using the experience of personnel terminating their services. The current service cost is recognized in the consolidated statement of comprehensive loss, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in profit or loss of the statement of comprehensive loss. Provisions, contingent assets and liabilities Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Contingent assets and liabilities Contingent liabilities are not recognized in the financial statements. They are disclosed only, unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable. Commitments A commitment is an enforceable, legally binding agreement to make a payment in the future for the purchase of services. Commitments are not recognized in the financial statements, only disclosed since the Group has not yet received the services.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (27) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Revenue recognition Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer. The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group obtains control of the goods or services before they are transferred to the customer, the Group is the principal in the transaction. If it is unclear whether the Group obtains control, an assessment is made as to whether the Group is the primary obligor for providing the goods, whether it is subject to inventory risk and if it has discretion in establishing prices to determine whether it controls the goods. When the Group controls the goods before they are transferred to the customer, revenues are recorded on a gross basis (“Retail”). When the Group does not obtain the control of the goods before they are transferred to the customer, revenues are recorded on a net basis (“Marketplace”). At contract inception, if the Group expects that the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not make any adjustment for the effect of a significant financing component on the promised amount of consideration. On the other hand, when the contract effectively constitutes a financing component, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The difference between the fair value and the nominal amount of the consideration is recognised on an accrual basis as financial income. In July 2022, the Group launched Hepsiburada Premium, a paid subscription service that replaces the previous customer loyalty program, Efsaneler Kulübü, and offers its members free delivery, special offers, discounts, cash back and TV platform membership. The Group has recognized the unused amounts of discounts and benefits provided to eligible customers as liabilities arising from customer contracts and the related amounts are netted off from revenue. The Group launched Hepsipay Cüzdanım (Wallet), an embedded digital wallet product in June 2021 and introduced “Hepsipapel”, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the platform. The unused amount of cashback points provided to the customers are accounted as a liability and a revenue deduction. In February 2022, the Group launched the end-to-end digital "Buy Now Pay Later" ("HASO") deferred payment service embedded in Wallet, which allows customers to complete purchases and defer payment for one month or pay in installments for up to twelve months. HASO purchase limits are set based on consumers' financial history, their information in the Turkish Credit Bureau and their shopping behavior on Hepsiburada. The installments are automatically charged to the customer's chosen credit or debit card. The Group charges customers a HASO transaction fee for HASO transactions, which is recognized as finance income over time in the installment period.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (28) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Revenue recognition (continued) i. Sales of goods Sales of goods relate to transactions where the Group acts directly as the seller of goods purchased from the suppliers. In these transactions, the Group acts as the principal. Collections from the customer for the goods sold are made at the time orders are placed. Revenue is recognized when the goods are delivered to the customers. The Group recognizes revenue from sales of goods, net of return and cancellation allowances. Variable consideration is common and takes various forms, including returns and discounts. Customers have a right to return goods within 14 days from delivery of the goods. A right of return is contractual. A customer exercising its right to return a good receives a full refund. The Group estimates future returns for its sales and recognizes a liability for the expected returns, as necessary. Discounts the Group provides to customers are recognized as a reduction of revenue. ii. Services revenues Service revenue includes marketplace commissions, transaction fees, charges for delivery services and other service revenues (mainly includes advertising revenues, fulfilment revenues and other commissions). Marketplace commission The Group offers a marketplace platform that enables third-party sellers (“merchants”) to sell their products through www.hepsiburada.com. Marketplace commission represents commission fees charged to merchants for selling their goods through this platform. In the Marketplace sales, the Group does not obtain control of the goods before delivery of the goods to the customer. Upon sale, the Group charges the merchants a fixed rate commission fee based on the order amount. The Group recognizes revenue for the commission fee at completion of the order delivery. The Group records any commission revenue recognized net of any anticipated returns of commissions that might affect the consideration the Group will retain. The Group may, at times, provide discounts to the Marketplace customers. Any such discounts affect the amount of commission the Group will retain and are thus recognized as a reduction of revenue since they are a discount provided to a customer by the Group and therefore reduce the commission to be received. Transaction fees The Group also charges to its merchants a transaction fee for each order received. Such fees are recognized as revenue at the time the order is placed. Other contractual charges The Group charges contractual fees to its merchants mainly for late deliveries and cancellations caused by merchants. Such fees are recognized as revenue at a point in time.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (29) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Revenue recognition (continued) Delivery service revenues Except for some selected product categories, the Group collects shipping fees from its customers for order amounts less than a determined threshold. The Group also charges to its suppliers and merchants shipping fees based on an agreed price per order. Such shipping fees are recognized as revenue over time during the delivery period. The Group also provides cargo services to other e-commerce companies through its subsidiary, Hepsijet. Likewise, revenues generated through such cargo services are recognized over time during the delivery of the carried goods to the end customers. Advertising revenues The Group offers various advertising services on the platform, such as ad banner placement, sponsored ads, video advertising and other advertising services. Revenue is recognized on a gross basis as the Group sets the pricing, controls the service and is primarily responsible for providing these advertising services. Revenue is recognized at a specific point in time or over time, depending on the nature of the service, and is generally billed monthly. Cost of sales Cost of inventory sold consists of the purchase price of consumer products, including supplier's rebates and subsidies, write-downs and losses of inventories. Borrowings All bank borrowings are initially recognised at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 6). Supplier and merchant financing arrangements The Group carries out supplier and merchant financing arrangements with some of its suppliers and merchants in accordance with the agreements made between the Group, banks and those suppliers and merchants, that enable those suppliers and merchants to collect their receivables earlier than original due dates. When the original liability to a supplier or merchant has been extinguished or substantially modified (e.g. through change in original terms of the contract), the liabilities are classified as bank borrowings. Otherwise, the liabilities remain as trade payables. The Group generates commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. The Group receives its commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants. The program does not bear any financial risk on the Group’s financial statements. Neither the subsidiaries nor the parent provides any guarantee to the banks in respect to these supplier and merchant financing.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (30) NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued) 2.7 Summary of significant accounting policies (Continued) Share-based payments Share-based payment transaction is recognized in accordance with TFRS 2. The standard encompasses all arrangements where an entity purchases goods and services in exchange for issue of an entity’s equity instruments, or cash payments based on the fair value of the entity’s equity instruments, unless the transaction is clearly for a purpose other than payment for goods and services supplied to the entity receiving them. In accordance with TFRS 2, the Group distinguishes between equity settled and cash settled plans. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. The cost of equity settled plans granted on grant date is allocated on a pro rata basis over the expected vesting period against equity. For equity settled share-based payments, the value of the awards is fixed at the grant date. A liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in payroll expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. A description of the existing share-based payment plan is disclosed in Note 16. Capital increases and dividends Ordinary shares are classified as equity. Pro-rata increases to existing shareholders are accounted for at par value as approved. Dividends on ordinary shares are recognized in equity in the period in which they are approved by the General Assembly Meeting. Foreign currency transactions and balances Foreign currency transactions during the period have been translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into TRY at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the statement of comprehensive loss in financial income or expense. Segment reporting of financial information Operating segments are identified on the same basis as financial information is reported internally to the Group’s chief operating decision maker (“CODM’’), the Group’s Board of Directors. The Group management determines operating segments by reference to the reports reviewed by the Board of Directors to make strategic decisions. The Board of Directors evaluates the operational results as a whole as one cash generating unit. No segmental information is presented in these consolidated financial statements, since no segmental financial information is reviewed by the CODM.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (31) NOTE 3 - BUSINESS COMBINATIONS On 16 December 2021, D-Market, through Hepsi Finansal Danışmanlık, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Doruk Finansman A.Ş. (Doruk Finansman), a Turkish consumer finance company, to acquire 100% stake in Doruk Finansman for a total transaction value of TRY 20 million. Following the regulatory approval of Banking Regulation and Supervision Agency, the transaction was closed on 28 February 2022 and the Group paid the Sellers (Doğan Şirketler Grubu Holding A.Ş. ("DoHol"), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the "Sellers")) an aggregate of TRY 5 million (nominal) in cash. Also at closing, the Group agreed to pay DoHol TRY 15 million (nominal) (the "Conditional Amount") in cash upon Doruk Finansman’s collection of certain receivables identified in its financial statements as of the closing day. The Conditional Amount will be paid to DoHol depending on the collection of receivables starting three months after the closing within a maximum of 10 years period. As at 31 December 2022, the not paid part of above mentioned conditional amount is recognised under “due to related parties”. The valuation studies of assets and liabilities acquired have been completed and the effects of the final amounts have been reflected in the consolidated financial statements dated 31 December 2022. As a result of the assessments made, contingent consideration amount, which is likely to be paid regarding to the collection of certain receivables within 10 years, is included in the consideration amount and has been considered in the goodwill calculation. The contingent consideration has been calculated as TL12 million after discounting to its fair value at the estimated cost. In accordance with TFRS 3, the differences that will arise in the contingent payment amount due to the operational results in the following periods, will be accounted for under the consolidated statement of income. The difference between total consideration amount and net assets acquired has been accounted in accordance with TFRS 3, “Business Combinations”. The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows: Total consideration amount 17,062 - Cash consideration amount 5,000 - Contingent consideration amount 12,062 Net assets acquired (16,933) Goodwill 129

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (32) NOTE 3 - BUSINESS COMBINATIONS (Continued) The details of cash outflow due to acquisition are as follows: Total cash paid 5,000 Cash and cash equivalent - acquired (1,561) Cash outflow due to acquisition 3,439 The fair values of identifiable assets and liabilities in accordance with TFRS 3 arising from the acquisition are as follows: 28 February 2022 Current assets Cash and cash equivalents 1,561 Loan receivables 15,306 Other current assets 1,148 Total current assets 18,015 Non-current assets Property and equipment 54 Intangible assets 411 Right of use assets 466 Total non-current assets 931 Total assets 18,946 Current liabilities Trade payables 524 Provisions 460 Employee benefit obligations 161 Lease liabilities 482 Other current liabilities 99 Total current liabilities 1,726 Non-current liabilities Employee benefit obligations 287 Total non-current liabilities 287 Total liabilities 2,013 Fair value of total net assets 16,933 If Doruk Finansman A.Ş. had been included in the consolidation as of 1 January 2022, additional revenue amounting to TRY677 thousand would have been realized in the consolidated profit or loss statement for the accounting period of 1 January - 31 December 2022. These amounts have been calculated by considering the consolidated financial statements prepared in accordance with TFRS.

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 4 - CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents at 31 December 2022 and 2021 are as follows:

	31 December 2022	31 December 2021
Banks		
- USD denominated time deposits	2,799,631	3,749,139
- TRY denominated time deposits	2,208,239	14,212
- TRY denominated demand deposits	214,337	49,382
- USD denominated demand deposits	43,477	652
- Other foreign currency deposits	324	84
	5,266,008	**3,813,469**

The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2022 are 20,64% per annum and 1,87% per annum, respectively (2021: 15% per annum for TRY, 1% per annum for USD).

At 31 December 2022, cash and cash equivalents included interest accrual amounting to TRY6,207 thousand (2021: TRY 864 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY 5,259,801 thousand (2021: TRY 3,812,605 thousand).

NOTE 5 - FINANCIAL INVESTMENTS

	31 December 2022	31 December 2021
Financial assets measured at fair value through profit or loss		
Investment funds (*)	17,557	1,024,437
Financial assets carried at amortised cost		
Time deposits (**)	-	133,615
	17,557	**1,158,052**

(*) Financial assets at fair value through profit or loss consist of Turkish Lira denominated investment funds (2021: investment funds including government and private sector debt instruments).

(**) The interest rate of time deposit denominated in USD at 31 December 2021 is 1% per annum and its maturity is five months (2021:5 month).

The movements of financial assets measured at fair value through profit or loss are as follows:

	2022	2021
1 January	**1,024,437**	**-**
Purchase of financial investments	1,331,031	792,840
Change in fair value recognized in the statement of comprehensive loss	(30,403)	(40,250)
Foreign exchange gains	365,244	271,847
Sales of financial investment	(2,672,752)	-
31 December	**17,557**	**1,024,437**

(33)

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 5 - FINANCIAL INVESTMENTS (Continued)

The movements of financial assets carried at amortised cost are as follows:

	2022	**2021**
1 January	**133,615**	**-**
Purchase of financial investments	-	89,367
Interest accrual	208	325
Foreign exchange gains	13,820	43,923
Sales of financial investment	(147,643)	-
31 December	**-**	**133,615**

NOTE 6 - BANK BORROWINGS

	2022	**2021**
Short-term bank borrowings	13,049	193,184
Long-term bank borrowings	10,924	-
	23,973	**193,184**

As of 31 December 2022, supplier and merchant financing loans make up TRY 818 thousand of the short-term bank borrowings (2021: supplier and merchant financing loans make up TRY 92,167 thousand of the short-term bank borrowings).

All bank borrowings are denominated in Turkish Lira. As of 31 December 2022, the average annual effective interest rate for bank borrowings is 21.3% and the average annual effective interest rate for supplier and merchant financing loans is 22.71% (2021: is 23.25% for bank borrowings and 25.19% for supplier and merchant financing loans).

The Group does not have any floating rate bank loans. Short-term bank loans have maturity dates of less than 12 months (2021: less than 12 months).

As of 31 December 2022 and 2021, the repayment schedule of bank loans is as follows:

	2022	**2021**
2023	13,049	193,184
2024	8,115	-
2025	2,809	-
	23,973	**193,184**

Movement table of loans is disclosed in Note 28.

(34)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (35) NOTE 7 - TRADE RECEIVABLES AND PAYABLES Trade receivables 31 December 2022 31 December 2021 Due from third parties 664,221 224,691 Due from related parties (Note 26) 1,718 2,184 665,939 226,875 Due from non-related parties – short term The receivables of the Group mostly consist of receivables from retail suppliers and corporate customers. 2022 2021 Trade receivables 277,841 40,566 Credit card receivables (*) 198,264 159,160 Buy now pay later (“BNPL”) receivables (**) 129,633 - Receivables from suppliers (***) 84,101 34,137 Less: Provision for impairment of receivables (25,618) (9,172) 664,221 224,691 (*) Credit card receivables are due from banks and they are collectable in 46 days on average (2021: in 44 days on average) whereas they are collected in 4 days on average (2021: in 21 days on average) if the Company elects to pay a commission to the banks. (**) It consists of BNPL receivables. These receivables have an average maturity of 110 days. The Group recognized provision for impairment of BNPL receivables amounting to TRY 5,115 thousand as of 31 December 2022 (2021: None). (***) The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade receivables. As of 31 December 2022, the Group does not have any overdue receivables except those receivables that are provided for (2021: None). The movements in provision for impairment of receivables for 31 December 2022 and 2021 are as follows: 2022 2021 1 January 9,172 9,856 Additions during the year 16,446 3,293 Collections - (3,977) 31 December 25,618 9,172

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (36) NOTE 7 - TRADE RECEIVABLES AND PAYABLES (Continued) Trade payables 31 December 2022 31 December 2021 Due to related parties (Note 26) 5,579 9,047 Due to third parties 5,886,538 4,062,149 5,892,117 4,071,196 Due to third parties 2022 2021 Payables to retail suppliers and service providers 3,512,844 2,978,353 Payables to merchants (*) 2,373,694 1,083,796 5,886,538 4,062,149 (*) Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs. As of 31 December 2022, supplier and merchant financing payables, included in payables to retail suppliers and service providers, amounts to TRY 190,075 thousand (2021: TRY 123,240 thousand). The Group’s average maturity of its outstanding payables is 57 days for retail suppliers and 21 days for merchandise suppliers (2021: 42 days for retail suppliers and 21 days for merchandise suppliers). NOTE 8 – OTHER PAYABLES Due to non-related parties 31 December 2022 31 December 2021 Taxes and funds payable 85,484 47,509 85,484 47,509

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (37) NOTE 9 - INVENTORIES 31 December 2022 31 December 2021 Trade goods 1,752,311 1,650,528 Less: Provision for impairment (27,981) (11,048) 1,724,330 1,639,480 Inventories include TRY 13,663 thousand of subsequently returned goods based on the Group’s return policy (2021: TRY 7.779). The movements in provision for impairment of trade goods were as follows: 2022 2021 1 January 11,048 15,828 Reversed (11,048) (15,828) Charge for the year 27,981 11,048 31 December 27,981 11,048 NOTE 10 – PREPAID EXPENSES AND DEFERRED INCOME Short-term prepaid expenses 31 December 2022 31 December 2021 Prepaid expenses 143,527 63,246 Advances given 6,655 2,918 150,182 66,164 Long-term prepaid expenses 31 December 2022 31 December 2021 Prepaid expenses 25,305 4,798 25,305 4,798 Short-term deferred income 31 December 2022 31 December 2021 Received upfront fee under Amerikan depository shares program (*) 17,617 17,617 Deferred income from non-related parties 1,454 1,082 19,071 18,699

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (38) NOTE 10 – PREPAID EXPENSES AND DEFERRED INCOME (Continued) Long-term deferred income 31 December 2022 31 December 2021 Received upfront fee under American depository shares program (*) 77,076 97,054 Deferred income from non-related parties - 347 77,076 97,401 (*) American Depository Shares ("ADS") fees collected under the depository service agreement for seven-year period, that was signed between the Group and depository bank and which is recognized as other income on a pro-rata basis. NOTE 11 - CONTRACT ASSETS AND LIABILITIES Contract assets 31 December 2022 31 December 2021 Contract assets from merchandise and service sales 15,348 7,351 15,348 7,351 Contract assets represent earned but not invoiced commission income from merchandise sales and delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2021: less than 1 month). Contract liabilities 31 December 2022 31 December 2021 Contract liabilities from merchandise and service sales 638,556 219,241 638,556 219,241 These amounts relate to undelivered orders and include contract liabilities, which will be released to revenues, as well as advances received from customers for marketplace transactions amounting to TRY 380,139 thousand (2021: TRY 131,893 thousand), where the Group acts as an agent, which are credited as a payable to the merchant when delivery is complete. Average delivery date varies between 1-4 days and contract liabilities are reclassified to trade payables when control of the products is transferred.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (39) NOTE 12 - PROPERTY AND EQUIPMENT The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2022 and 2021 were as follows: 1 January 2022 Additions Disposals Acquisition of subsidiary 31 December 2022 Cost: Vehicles 2,126 33,721 - - 35,847 Furniture and fixtures 122,522 130,760 (1,271) 54 252,065 Leasehold improvements 35,388 12,316 - - 47,704 Total 160,036 176,797 (1,271) 54 335,616 Accumulated depreciation: Vehicles (471) (3,880) - - (4,351) Furniture and fixtures (52,073) (34,634) 1,090 - (85,617) Leasehold improvements (16,952) (7,070) - - (24,022) Total (69,496) (45,584) 1,090 - (113,990) Net book value 90,540 221,626 From depreciation and amortization expenses, TRY 206,998 thousand (2021: TRY 96,349 thousand) is included in general administrative expenses, TRY 76,728 thousand (2021: TL 44,576 thousand) is included in marketing, selling and distribution expenses. 1 January 2021 Additions Disposals 31 December 2021 Cost: Motor vehicles 1,136 1,021 (31) 2,126 Furniture and fixtures 79,774 44,167 (1,419) 122,522 Leasehold improvements 26,985 8,403 - 35,388 - Total 107,895 53,591 (1,450) 160,036 Accumulated depreciation: Motor vehicles (229) (273) 31 (471) Furniture and fixtures (38,720) (14,392) 1,039 (52,073) Leasehold improvements (12,644) (4,308) - (16,952) Total (51,593) (18,973) 1,070 (69,496) Net book value 56,302 90,540 There is no collateral, pledge or mortgage on tangible assets as of 31 December 2022 (2021: None).

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 13 - INTANGIBLE ASSETS

The movements in intangible assets and related accumulated amortization during the years ended 31 December 2022 and 2021 were as follows:

	1 January 2022	Additions (*)	Disposals	Transfer	Acquisition of subsidiary	31 December 2022
Cost:						
Acquired software and rights	104,387	61,895	-	5,800	411	172,493
Website development costs (*)	311,610	519,626	-	-	-	831,236
Other	2,095	7,684	(8)	(5,800)	-	3,971
Total	**418,092**	**589,205**	**(8)**	**-**	**411**	**1,007,700**
Accumulated amortization:						
Acquired software and rights	(80,228)	(14,890)	2	-	-	(95,116)
Website development costs	(135,066)	(121,756)	-	-	-	(256,822)
Total	**(215,294)**	**(136,646)**	**2**	**-**	**-**	**(351,938)**
Net book value	**202,798**			**-**	**-**	**655,762**

(*) Personnel bonus provision related to direct employee costs amounting to TRY 28,134 thousand is capitalized as part of the website development costs as of 31 December 2022. (2021: TRY13,753 thousand)

(**) Website development costs include projects under development amounting to TRY69,458 thousand which are not amortised yet as of 31 December 2022.

(***) Other mainly includes construction in progress which are transferred to acquired software and rights upon completion of projects.

	1 January 2021	Additions (*)	Disposals	Transfer	31 December 2021
Cost:					
Acquired software and rights	89,761	14,563	(833)	896	104,387
Website development costs (**)	152,777	158,833	-	-	311,610
Other	1,446	1,556	(11)	(896)	2,095
Total	**243,984**	**174,952**	**(844)**	**-**	**418,092**
Accumulated amortization:					
Acquired software and rights	(68,118)	(12,770)	660	-	(80,228)
Website development costs	(86,479)	(48,587)	-	-	(135,066)
Total	**(154,597)**	**(61,357)**	**660**	**-**	**(215,294)**
Net book value	**89,387**				**202,798**

As of December 31, 2022, there are no collaterals, mortgages and pledges on intangible assets (2021: None).

(40)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (41) NOTE 14 - LEASES Right of use assets 1 January Acquisition of 31 December 2022 Additions Disposals subsidiary 2022 Cost: Buildings 179,283 94,084 - 466 273,833 Furniture and fixtures 129,040 27,383 - - 156,423 Software and rights 36,226 - - - 36,226 Other 56,278 34,900 - - 91,178 Total 400,827 156,367 - 466 557,660 Accumulated amortization: Buildings (106,341) (41,636) - - (147,977) Furniture and fixtures (41,667) (28,401) - - (70,068) Software and rights (20,128) (7,058) - - (27,186) Other (26,936) (24,402) - - (51,338) Total (195,072) (101,497) - - (296,569) Net book value 205,755 261,091 1 January 31 December 2021 Additions Disposals Remeasurement 2021 Cost: Buildings 130,504 33,996 - 14,783 179,283 Furniture and fixtures 69,876 59,164 - - 129,040 Software and rights 24,149 12,077 - - 36,226 Other 35,931 20,347 - - 56,278 Total 260,460 125,584 - 14,783 400,827 Accumulated amortization: Buildings (84,937) (21,404) - - (106,341) Furniture and fixtures (21,945) (19,722) - - (41,667) Software and rights (12,774) (7,354) - - (20,128) Other (14,821) (12,115) - - (26,936) Total (134,477) (60,595) - - (195,072) Net book value 125,983 205,755 There is not any restriction on lease contracts as of 31 December 2022 (2021: None).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (42) NOT 14 – LEASES (Continued) Lease liabilities 2022 2021 Short-term lease liabilities 157,414 109,310 Long-term lease liabilities 104,953 101,940 262,367 211,250 Lease liabilities are discounted using the Group's incremental borrowing rates and implicit rate in the lease (where applicable). As of 31 December 2022, the weighted average annual incremental borrowing rates of the Group for TRY is 18% (2021: TRY 21%). The maturity analysis and exchange rate risk of borrowings from lease transactions are explained in Note 27, and the movements of lease liabilities are explained in Note 28. The Group has adopted the practical expedient included in TFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements. NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES Short term provisions 2022 2021 Provision for settlement of legal proceedings (*) 260,375 - Provision for Competition Authority investigation (**) 95,643 127,525 Provision for Turkish Capital Markets Board fee(Note 31) (***) 23,745 - Provision for legal disputes (****) 15,262 4,897 395,025 132,422 (*) On 28 September 2021, a shareholder filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the Supreme Court of the State of New York. The case is pending in the Supreme Court of the State of New York in the United States. The plaintiff asserts cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S.. On 21 October 2021, alleged holder of Company’s American Depositary Shares’ filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the United States District Court for the Southern District of New York. The case is pending in the United States District Court for the Southern District of New York. The plaintiff asserts cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S..

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (43) NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued) As at 31 December 2021, the cases were at a very early stage. At that time, the Company and it’s legal advisors concluded that, due to the uncertainty as to the final outcome of the litigation, no provision should be recognized in the consolidated financial statements as at 31 December 2021. After negotiations, the parties agreed to a settlement with no admission of liability on 2 December 2022, pursuant to which the Group agreed to pay TRY260,375 thousand (USD13,900 thousand) to resolve both actions in their entirety and provision is recognized in the consolidated financial statements. On 20 April 2023, the United States District Court for the Southern District Court of New York issued an order granting the plaintiffs’ motion for preliminary approval for the Settlement, subject to further consideration at a settlement fairness hearing scheduled for 1 August 2023. The settlement remains subject to final approval and/or entry of judgment by the respective courts. There can be no assurance that the settlement will be approved by either court. (**) In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding the Group). On 18 August 2021, the Group received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on 5 August 2021 against 11 companies including Hepsiburada the subject of which is same with the existing April 2021 investigation and merged these two investigations. The Group received TCA’s report on the investigation on April 18th, 2022. In the investigation report the rapporteurs are of the opinion that the Group is in violation of the Competition Law which prohibits anti-competitive agreements in the labor markets and administrative fine will be imposed. It is important to state that this report shows the opinion of the rapporteurs, and the Competition Board will make the final decision. The Group expects that the final decision will be rendered within the next 6 months. If the Competition Board considers that there is a violation in line with the report of the rapporteurs, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position” (Penal Regulation), a ratio between 2% and 4% of the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with tax legislation, of the previous year (2021) shall be taken as a basis for penalty. Since the management and legal advisors concluded that the cash outflow is probable, the Group recognized a provision amounting to TRY127,525 thousand in its consolidated financial statements, as its best estimate in 2021. The amount was calculated by applying 2% to the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2021 and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise. In 2022, on the basis of legal opinion which considered similar cases, the provision expense was recalculated as TRY95,643 thousand, representing 1.5% of annual net revenues as reported in statutory financial statements in accordance with the tax legislations for 2021 and reduced by 25% for early payment discount on the amount calculated. The TCA board, at its own discretion, may also apply a discount between 25% and 60% of the total penalty if they decide to apply extenuating circumstances. In calculating the provision, the Group estimated that a 25% discount would be applied on total penalty, which resulted in the reduction in the calculation from 2% of revenues to 1.5% and then also reduced by 25% for early payment discount on the amount calculated.

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

In addition, with respect to the on-site inspection conducted by the Competition Board in June 2021 in connection with the abovementioned investigation, an administrative fine in the amount of TRY34,866 thousand was imposed based on the conclusion that the on-site inspection was hindered. Subsequently, TRY26,150 thousand was paid by the Group on 11 November 2022 (reflecting a 25% discount due to an early payment), without prejudice to the Group's right to file a lawsuit against the fine. The Company requested reconsideration of the decision from the Competition Board on 9 December 2022, but the Competition Board's decision was not reversed. Thereafter, an administrative case was filed with the Ankara Administrative Courts for the reversal of the Competition Board's decision on 30 December 2022, which is pending.

(***) The Group have initiated litigation for annulment of the Turkish Capital Markets Board (the "TCM Board") decision regarding a fee imposed by the TCM Board on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCM Board imposed a "Board registration fee" amounting to over TRY23,745 thousand, including interest accruing on this fee, attorney's fees and the costs of the proceedings. The TCM Board fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V.. The Company applied to the TCM Board with an objection letter on 30 July 2021. A year later, on 31 May 2022, the Company received a reply letter from the TCM Board confirming their initial decision. The Company has initiated proceedings for annulment of the decision. The Company filed the case on 15 June 2022. The court dismissed the Company's request for suspension of execution of the decision of the TCM Board, and the Court of First Instance dismissed the case, which was notified to the Group on 23 March 2023. The Company appealed the decision on 17 April 2023. On 15 May 2023 Regional Administrative Court rejected to Company's request for suspension of execution. Based on events occurring during 2022, management and legal advisors concluded that the cash outflow is probable, and therefore the Group recognized a provision amounting to TRY23,745 thousand in its consolidated financial statements, as its best estimate.

(****) Legal disputes mainly comprise labour lawsuits claimed against the Group and investigations conducted by the Personal Data Protection Authority.

The movements in provisions for the years ended 31 December 2022 and 2021 are as follows:

	1 January 2022	Current year charge	Paid during the year	31 December 2022
Provision for settlement of legal proceedings (*)	-	260,375	-	260,375
Competition Authority investigation	127,525	(5,732)	(26,150)	95,643
Provision for Turkish Capital Markets Board fee (***)	-	23,745	-	23,745
Legal disputes	4,897	11,437	(1,072)	15,262
	132,422	**289,825**	**(27,222)**	**395,025**

	1 January 2021	Current year charge	Paid during the year	31 December 2021
Competition Authority investigation	-	127,525	-	127,525
Legal disputes	3,734	1,721	(558)	4,897
	3,734	**129,246**	**(558)**	**132,422**

(44)

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Contingent asset

Turk Commerce B.V., which currently owns the Group's Class B Common Shares, is expected to contribute TL 74,460 thousand (US$ 3,975 thousand) to the settlement amount of the class action complaints. The Company and Turk Commerce B.V. signed a binding protocol on 5 December 2022. However, since the contract has not been signed between the parties yet, the management has not recognized a contingent asset in the consolidated financial statements since the inflow of economic benefits is not certain as of the balance sheet date.

The Group initiated a set of lawsuits against the tax authority in the year 2021 and 2022 for the collection of previously paid withholding tax amounts in connection with the advertising services received from digital advertising platforms. The lawsuits are driven by the uncertainties and complexities of the application of double tax treaty rules. The primary court has ruled in favour of the Group in 2022 for ten litigations amounting to TRY8,5 million out of a total claim amount of approximately TRY19,4 million TRY8,5 million has been collected and recognised as other operating income (Note 22). This decision can be appealed by the tax authority, as one of the ten favourable decisions was appealed by the tax authority in 2022. The remaining cases are still in judicial process. Due to the uncertainty for the final outcome, the Group management has not recognized any income accrual in respect to these claims.

Letters of guarantee given

The letters of guarantee provided to public institutions and suppliers are amounting to TRY 1,339,773 thousand at 31 December 2022 (2021: TRY 933,444 thousand).

Commitments

As at 31 December 2022, outstanding purchase commitments with respect to the acquisition of capital expenditures and purchase of technology and other services amounted to TRY 323,051 thousand (2021: TRY 105,954 thousand).

NOTE 16 – EMPLOYEE BENEFITS

Employee Benefit Related Liabilities

	31 December 2022	31 December 2021
Payables to personnel	107,337	36,755
Social security premiums payable	32,602	11,945
	139,939	**48,700**

Short term provisions for employment benefits

	31 December 2022	31 December 2021
Provision for personnel bonus (*)	119,982	53,029
Provision for unused vacation	36,087	17,700
	156,069	**70,729**

(*) Personnel bonus provision related to direct employee costs amounting to TRY 28,134 thousand is capitalized as part of the website development costs as of 31 December 2022 (2021: TRY 13.753 thousand) (Note 13).

(45)

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 16 – EMPLOYEE BENEFITS (Continued)

The movements in provisions for personnel bonus and unused vacation for the years ended 31 December 2022 and 2021 are as follows:

	1 January 2022	Current year charge	Acquisition of subsidiary	Paid during the year	31 December 2022
Personnel bonus	53,029	119,982	-	(53,029)	119,982
Unused vacation	17,700	20,659	161	(2,433)	36,087
	70,729	**140,641**	**161**	**(55,462)**	**156,069**

	1 January 2021	Current year charge	Paid during the year	31 December 2021
Personnel bonus	13,464	53,029	(13,464)	53,029
Unused vacation	9,344	10,862	(2,506)	17,700
	22,808	**63,891**	**(15,970)**	**70,729**

Long term provision for employee benefits

	2022	2021
Provision for post-employment benefits	16,457	5,297
	16,457	**5,297**

Post-employment benefits

Under the Turkish Labour Law, the Company is required to pay termination benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable equivalent to one month's salary for each year of service limited to a maximum of TRY 15,371.40 for each year of service at 31 December 2022 (2021: TRY 8,284.51).

Post-employment benefit liability is not funded and there is no legal funding requirement. TAS 19 "Employee Benefits" requires actuarial valuation methods to be developed to estimate the Group's obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the "Actuarial gain/(loss) on the equity". The following actuarial assumptions are used in the calculation of the total liability:

	2022	2021
Discount rate (%)	0.50	3.93
Probability of retirement (%)	75.35	77.21

(46)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (47) NOTE 16 – EMPLOYEE BENEFITS (Continued) The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY19,982.83 (exact) which is effective from 1 January 2023, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2021: TRY10,848.59 , effective from 1 January 2022). The movements in the provision for the post-employment benefit for the years ended 31 December 2022 and 2021 are as follows: 2022 2021 At 1 January 5,297 3,299 Charge for the year 2,216 1,306 Interest cost 1,198 407 Actuarial losses 11,604 3,290 Subsidiary acquisition 287 - Payments during the year (4,145) (3,005) At 31 December 16,457 5,297 Share-based payments On 25 March 2021 the Group approved a new share-based payment plan to some of its key management personnel which modified the previously created share-based payment plans. Additionally, on 31 July 2021, the Group decided to grant to some of its other executives, a share-based plan with similar terms offered to its executives. The share-based payment plans consist of a cash settlement clause (20% of the total share-based payment award) in the event that an initial public offering (‘’IPO’’) takes place until 2021 year-end and at least 20% of the Company’s shares are sold in the IPO (non-market performance condition). Both the cash and equity settlement (which depend on the valuation of the shares during the IPO) take place only in case the valuation of the Company’s shares in the IPO achieves a certain threshold (market performance condition). The same plan has an equity settlement clause where the executives will be entitled to receive Company’s shares based on the value of the shares in the IPO (20% of the share-based payment award for each year starting from 18 months after the IPO for the next 3 years). Shares are delivered to executives in the condition that they continue working for the Company in the respective payment dates (service condition). Remaining 20% of the share-based payment plan will be delivered on the above same dates to executives in terms of Company’s shares based on Company’s meeting at least 90% of its business plans as of respective years (non-market performance condition) and depending on their performance in the relevant period as determined by the Board of Directors. With the closing of the IPO in July 2021 and because certain thresholds for the valuation of the Company’s shares in the IPO were achieved, the necessary conditions were met for the cash settlement clause and the Company paid the cash settled part of the plan in 2022 amounting to TRY 121.2 million and recognised in payroll and outsource staff expenses. The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions which are evaluated separately. Service-based awards will vest in three tranches until 31 January 2025. The cost of equity settled plans granted on grant date is allocated over the expected vesting period against equity on a pro rata basis. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. Fair value calculation prior to the realization of IPO was performed using a combination of income approach and market approach. For equity-settled plans granted after the realization of IPO, fair value of shares traded in NASDAQ at grant date was used.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (48) NOTE 16 – EMPLOYEE BENEFITS (Continued) Performance targets for the year ended 2022 have been set on Board of Directors meeting dated 24 May 2022 and performance stock units were granted. Share based payment provision has been recognized for performance target-based awards over the expected vesting period against equity on a pro rata basis using the fair value of shares traded in NASDAQ at grant date. The following table summarizes the Group’s granted share units: Number of units Weighted average grant date fair value Outstanding as of 31 December 2021 1,680,121 114.66 Units granted 1,949,947 16,86 Units vested (1,863,833) 69,74 Outstanding as of 31 December 2022 1,766,235 85,40 Number of units Weighted average grant date fair value 31 December 2020 - - Units granted 2,741,112 114,66 Units vested (743,681) 114,66 Forfeited (not yet vested) (*) (317,310) 114,66 31 December 2021 1,680,121 114,66 (*) Forfeited but not yet vested units consist of granted units on 25 March 2021 and forfeited before vesting period. During 2022, the fair value of granted share units that vested is TRY129,975 thousand included in “other capital reserves” in the statement of changes in equity and in payroll and outsource staff expenses in the statement of comprehensive loss. Scheduled vesting of outstanding restricted stock units as of 31 December 2022 is as follows: 2023 1,194,159 2024 536,525 2025 35,551 Total 1,766,235

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 17 - OTHER ASSETS AND LIABILITIES

Other current assets

	31 December 2022	31 December 2021
Value added tax ("VAT") receivables	337,530	124,004
Other	2,953	4,917
	340,483	**128,921**

Other non-current assets

	31 December 2022	31 December 2021
VAT receivables (*)	36,940	292,147
Other	454	313
	37,394	**292,460**

(*) VAT receivables that are expected to be offset against VAT payables in more than one year have been classified as other non-current assets..

Other current liabilities

	31 December 2022	31 December 2021
Expense accruals	60,069	27,118
Refund liabilities	15,126	8,505
Other (*)	47,401	13,012
	122,596	**48,635**

(*) Other liabilities mainly consist of withholding tax refunds which will be paid to our digital advertising suppliers.

NOT 18 – EQUITY

Share capital

As of 31 December 2022, the Group's authorised and paid-in share capital consists of 325,998,290 (2021: 325,998,290) shares with TRY0.2 (2021: TRY0.2) nominal value each. As of 31 December 2021, 40,000,000 of the shares consist of A group shares (owned by Hanzade Vasfiye Doğan Boyner) and the remaining 285,998,290 shares are B group shares (owned by other shareholders).

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who own these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved.

(49)

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOT 18 – EQUITY (Continued)

Share capital as of 31 December 2022 and 2021 is as follows:

	2022	Share (%)	2021	Share (%)
Turk Commerce B.V.	9,500	15%	9,500	15%
Hanzade Vasfiye Doğan Boyner	13,973	21%	13,973	21%
Vuslat Doğan Sabancı	9,708	15%	9,708	15%
Yaşar Begümhan Doğan Faralyalı	9,708	15%	9,708	15%
Arzuhan Doğan Yalçındağ	8,854	14%	8,854	14%
Işıl Doğan	407	<1	407	<1
Public shares	13,050	20%	13,050	20%
	65,200	**100**	**65,200**	**100**

Share premium

	2022	2021
Share premium	4,260,737	4,260,737
	4,260,737	**4,260,737**

Increase in share capital and share premium

At the extraordinary General Assembly meeting ("GAM") dated 25 May 2021, it was decided that the Company adopts the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102 and nominal value of each share has been determined as TRY 0.20. Upon this GAM, the issued share capital of the Company was divided into 284,328,290 registered shares each with a nominal value of TRY 0.20.

On Board of Directors meeting dated 5 July 2021, the shareholders have decided to increase the share capital of the Company by amounting to TRY 8,334 thousand reaching to TRY 65,200 thousand through injection of additional capital. In addition to the capital increase, it has been decided to undertake a share premium of TRY 4,107,870 thousand and to issue 41,670,000 class B shares with premium.

Shareholders have assigned new issued class B ordinary shares to underwriters amounting to TRY8,334 thousand for 41,670,000 shares with TRY0.2 nominal value each for IPO of American Depositary Shares.

On 6 July 2021, the Group received TRY4,116,204 thousand proceeds from the IPO in Nasdaq and TRY8,334 thousand was accounted as a capital increase since the IPO completed through capital increase and TRY4,073,272 thousand was accounted as a share premium, after deducting transaction costs. The Group incurred TRY54,178 thousand of transaction costs directly related to the offering and TRY34,598 thousand of transaction costs netted off from share premium.

(50)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (51) NOT 18 – EQUITY (Continued) Restricted reserves 2022 2021 Restricted reserves 1,586 1,586 1,586 1,586 The restricted (“legal”) reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital. NOTE 19 – REVENUE AND COST OF SALES Revenue 1 January - 1 January - 31 December 2022 31 December 2021 Sales of goods 10,974,778 6,134,367 Marketplace revenues (*) 1,495,318 601,322 Delivery service revenues 1,306,660 740,179 Other (**) 265,453 82,153 14,042,209 7,558,021 (*) Marketplace revenues mainly consists of marketplace commission, transaction fees and other contractual charges to the merchants. (**) Other revenue mainly includes advertising revenues, fulfilment revenues and other commissions. The Group derives revenue from the sales of goods, marketplace revenues and other revenues at a point in time. Delivery service revenues are recognized over time. All contracts are for periods of the expected original duration of one year or less. The Group’s revenues are generated in Turkey and the Board of Directors evaluates the operational results as a whole as one cash generating unit, therefore no disaggregated geographical information is presented. Cost of sales 1 January - 1 January - 31 December 2022 31 December 2021 Cost of merchandise sales (9,779,890) (5,709,482) Shipping and packaging expenses (1,499,365) (952,565) (11,279,255) (6,662,047)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (52) NOTE 20 – MARKETING, SELLING AND DISTRIBUTION EXPENSES AND GENERAL ADMINISTRATIVE EXPENSES Marketing, selling and distribution expenses 1 January - 1 January - 31 December 2022 31 December 2021 Advertising expenses (1,515,659) (1,498,240) Personnel expenses (632,690) (380,300) Depreciation and amortization (76,728) (44,576) Consultancy expenses (2,105) (1,633) Technology expenses (585) (280) Other (127,155) (38,256) (2,354,922) (1,963,285) General administrative expenses 1 January - 1 January - 31 December 2022 31 December 2021 Personnel expenses (813,587) (425,763) Depreciation and amortization (206,998) (96,349) Technology expenses (147,340) (60,770) Consultancy expenses (120,568) (58,305) Other (108,022) (44,623) (1,396,515) (685,810) NOTE 21 – EXPENSES BY NATURE 1 January - 1 January - 31 December 2022 31 December 2021 Cost of merchandise sales (9,779,890) (5,709,482) Advertising expenses (1,515,659) (1,498,240) Shipping and packaging expenses (1,499,365) (952,565) Personnel expenses (1,446,277) (806,063) Depreciation and amortization (Note 12, 13, 14) (283,727) (140,925) Technology expenses (147,925) (61,050) Consultancy expenses (122,673) (59,938) Other (235,177) (82,879) (15,030,693) (9,311,142)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (53) NOTE 22 - OTHER INCOME AND EXPENSES FROM OPERATING ACTIVITIES Other income from operating activities 1 January - 1 January - 31 December 2022 31 December 2021 Interest income on credit sales 111,650 33,381 Depository income 17.617 8,747 Rediscount interest income 13,687 11,646 Service income 8,548 2,447 Withholding tax return income (*) 8,500 49,945 Foreign currency exchange gains 7,152 - Bank promotion income 4,015 2,702 Grant income 1,558 2,300 Other 19,080 13,253 191,807 124,421 (*) As explained in note 15, withholding tax return income consists of collections of previously paid withholding tax amounts in connection with the advertising services received from digital advertising platforms. Other expense from operating activities 1 January - 1 January - 31 December 2022 31 December 2021 Foreign currency exchange losses (381,692) (341,453) Legal provisions (295,556) - Interest expenses on purchases (198,274) (83,710) Credit card processing (32,571) (23,718) Provision for doubtful receivables (16,445) (3,293) Credit card chargebacks (3,219) (4,546) Provision for Competition Authority investigation - (127,525) Other (19,692) (10,069) (947,449) (594,314) NOTE 23 – INCOME AND EXPENSES FROM INVESTMENT ACTIVITIES 1 January- 1 January-Income from investment activities 31 December 2022 31 December 2021 Foreign currency exchange gains 379,063 315,770 Fair value gains (Note 5) 46,051 - Interest income 208 325 425,322 316,095 1 January- 1 January-Expenses from investment activities 31 December 2022 31 December 2021 Fair value losses (Note 5) (76,454) (40,250) (76,454) (40,250)

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 24 - FINANCIAL INCOME AND EXPENSES

Financial income	1 January- 31 December 2022	1 January- 31 December 2021
Foreign currency exchange gains	790,216	1,756,144
Interest income	202,069	42,203
	992,285	**1,798,347**

Financial expenses	1 January- 31 December 2022	1 January- 31 December 2021
Commission expenses due to early collection of credit card receivables	(701,146)	(461,270)
Interest expenses	(116,677)	(87,584)
Foreign currency exchange losses	(2,640)	(1,997)
Other	(1,157)	(405)
	(821,620)	**(551,256)**

NOTE 25 - TAXATION ON INCOME (INCULDING DEFERRED TAX ASSET AND LIABILITIES)

The reconciliation of the taxation on income are as follows:

	1 January- 31 December 2022	1 January- 31 December 2021
Loss before income taxes	**(1,224,592)**	**(700,078)**
Calculated tax	244,918	175,020
Effect of disallowable expenses	(16,190)	(37,552)
Deferred income tax assets not recognized	(228,728)	(137,468)
Income tax expense	**-**	**-**

Current income tax assets

	31 December 2022	31 December 2021
Prepaid taxes and funds	16,225	4,702
	16,225	**4,702**

Current income tax

Turkish tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis.

(54)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (55) NOTE 25 - TAXATION ON INCOME (INCULDING DEFERRED TAX ASSET AND LIABILITIES) (Continued) The Company and its subsidiaries located in Turkey are subject to taxation in accordance with the tax regulations and the legislation effective in Turkey where the Group companies operate. Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in one instalment by the end of the fourth month. In Turkey, corporate tax rate is 23% as of 31 December 2022. However, the corporate tax rate will be applied as 25% for the corporate income for the 2021 taxation period and 23% for the corporate income for the 2022 taxation period in accordance with the article 11 of the Law No. 7316 on the Procedure for Collection of Public Claims and the Law Amending Some Other Laws and included to the temporary article 13 of Law No. 5520 Corporate Tax Law which are published in the Official Gazette numbered 31462 on 22 April 2021. As of the twelve months period ended 31 December 2022, corporate tax provisions have been calculated and accrued at 23%. Corporation tax rate is applicable on the total income of the companies after adjusting for certain disallowable expenses, income tax exemptions (participation exemption etc.) and income tax deductions (for example research and development expenses deduction). No further tax is payable unless the profit is distributed. With the “Law Amending the Tax Procedure Law and the Corporate Tax Law”, which was accepted on the agenda of the Turkish Grand National Assembly on January 20, 2022, the application of inflation accounting was postponed starting from the balance sheet dated on December 31, 2023. Dividends paid to non-resident corporations, which have a place of business in Turkey, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax. Corporations are required to pay advance corporation tax quarterly at the rate of 23% on their corporate income. Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate. Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods. Deferred income taxes The Group recognizes deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under TFRS and their tax records. These differences usually result in the recognition of income and expenses in different reporting periods for TFRS and tax purposes.

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 25 - TAXATION ON INCOME (INCULDING DEFERRED TAX ASSET AND LIABILITIES) (Continued)

Deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. As of 31 December 2022 and 2021, the Group has not accounted for the remaining deferred tax assets due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future, as described below:

	Total temporary differences		Deferred income tax assets/(liabilities)	
	2022	2021	2022	2021
Deferred income tax assets:				
Carry forward tax losses	1,499,943	1,129,197	299,989	259,715
Tax incentives	911,095	241,206	182,219	55,477
Right of use assets and related lease liabilities	36,187	28,816	7,237	6,628
Provision for impairment of trade goods	27,981	10,151	5,596	2,335
Accrued expenses, contract liabilities and merchant advances	691,223	3,195	138,245	717
Property and equipment and intangible assets	143,735	55,357	28,747	11,071
Other	66,409	13,553	13,282	3,154
Total	**3,376,573**	**1,481,475**	**675,315**	**339,097**
Deferred income tax liabilities:				
Prepaid expenses	(7,886)	(3,404)	(1,577)	(783)
Trade payables and payables to merchants	3,312	(11,461)	662	(2,636)
Total	**(4,574)**	**(14,865)**	**(915)**	**(3,419)**
Non recoverable deferred tax assets		1,466,610		335,678
Deferred income tax assets, net		-		-

The expiration dates of tax losses which the Group has not recognised any deferred income tax asset are as follows:

	2022	2021
2022	-	53,838
2023	65,639	65,639
2024	48,495	48,458
2025	414,762	413,723
2026	549,877	547,539
2027	421,170	-
Total	**1,499,943**	**1,129,197**

Within the scope of "Law regarding the Restructuring of Certain Receivables" ("Tax Amnesty Law") numbered 7326 that has been launched in Turkey in June 2021, D-Market voluntarily increased its corporate income tax ("CIT") base for the years ended 2018 and 2019, D-Ödeme and D-Fast for the years ended 2018, 2019 and 2020 and half of previous years' losses related to the fiscal years in which tax bases have been increased cannot be benefitted in the following years. The Group paid TRY 146 thousand to increase its CIT base voluntarily and the Group will not be subjected to any tax investigation related to the CIT taxes for related years within the scope of tax amnesty. In addition, the ongoing tax audit is closed in terms of corporate income tax by increasing the CIT base.

(56)

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 26 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

Remuneration of key management personnel

The remuneration of key management personnel (directors and members of executive management) for the years ended 31 December 2022 and 2021 are as follows;

	2022	2021
Salaries and other short-term employee benefits	430,234	310,105

In 2022, short-term benefits provided to key management includes equity-settled share-based payments amounting to TL 130.0 million (2021: includes cash-settled share-based payments amounting to TL 121.2 million and equity-settled share-based payments amounting to TL 85.3 million).

Balances with related parties at 31 December 2022 and 2021:

All related parties listed below are controlled by the Doğan Family members.

Due from related parties

	31 December 2022	31 December 2021
Doğan Dış Ticaret ve Mümessillik A.Ş. ("Doğan Dış Ticaret")	1,351	1,822
D Elektronik Şans Oyunları ve Yayıncılık A.Ş. (Nesine)	136	178
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş.	134	120
Other	97	64
	1,718	**2,184**

Amounts due from other related parties mainly resulted from sale of trade goods.

Due to related parties

	31 December 2022	31 December 2021
Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. ("Doğan Yayıncılık")	1,716	1.728
Doğan Şirketler Grubu Holding A.Ş.	1,533	-
Aytemiz Akaryakıt Dağıtım A.Ş.	659	-
Doğan Portal ve Elektronik Ticaret A.Ş.	516	343
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	425	154
Doğan Müzik Yapım ve Ticaret A.Ş.	299	119
Doruk Faktoring A.Ş.	-	4,469
Other	431	2,234
	5,579	**9,047**

Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals, payables due to merchant financing and business combination arrangements

(57)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (58) NOTE 26 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued) Service and product sales to related parties All related parties listed below are controlled by the Doğan Family members. 1 January- 1 January-31 December 2022 31 December 2021 Nesine 4,886 1,774 Doğan Yayıncılık 1,869 1,288 Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. 1,591 764 Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”) 1,574 1,229 Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş. 1,085 340 Doğan Dış Ticaret 1,082 271 Glokal Dijital Hizmetler ve Pazarlama A.Ş. 664 740 Değer Merkezi Hizmetler ve Yönetim A.Ş. 1,045 606 Other 2,463 1,555 Total 16,259 8,567 Service and product purchases from related parties 1 January- 1 January-31 December 2022 31 December 2021 Doğan Dış Ticaret 81,375 55,881 D Gayrimenkul Yatırımları ve Ticaret A.Ş. 20,272 12,741 Doğan Yayıncılık 9,435 5,953 Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş. 2,922 2,587 Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. 997 681 Nesine 652 3 Doğan Portal 648 447 Other 1,043 641 Total 117,344 78,934 Business Combinations Doruk Finansman, acquired from Doğan Holding, is separately disclosed in Note 3 and is not included in the above table of goods and service purchases from related parties. NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS Financial risk management The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group’s overall risk management programmes focus on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated assets and liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits.

The table below summarizes the Group's exposure to foreign exchange rate risk at 31 December 2022 and 2021 in terms of TRY equivalents of foreign currency denominated assets and liabilities.

	31 December 2022				
	US Dollar	**Euro**	**GBP**	**CHF**	**Total**
Assets:					
Cash and cash equivalents	2,843,108	299	2	24	2,843,433
Trade receivables and due from related parties	15,674	1,373	-	152	17,199
Other current assets	1,277	-	-	-	1,277
Total assets	**2,860,059**	**1,672**	**2**	**176**	**2,861,909**
Liabilities:					
Trade payables and due to related parties	(850,352)	(13,054)	(133)	(9)	(863,548)
Short-term provisions	(260,375)	-	-	-	(260,375)
Total liabilities	**(1,110,727)**	**(13,054)**	**(133)**	**(9)**	**(1,123,923)**
Net foreign currency	**1,749,332**	**(11,382)**	**(131)**	**167**	**1,737,986**

	31 December 2021				
	US Dollar	**Euro**	**GBP**	**CHF**	**Total**
Assets:					
Cash and cash equivalents	3,749,790	76	3	5	3,749,874
Financial investments	1,158,052	-	-	-	1,158,052
Trade receivables and due from related parties	2,990	811	-	-	3,801
Other current assets	910	-	-	-	910
Total assets	**4,911,742**	**887**	**3**	**5**	**4,912,637**
Liabilities:					
Trade payables and due to related parties	(649,680)	(4,926)	(174)	(51)	(654,831)
Total liabilities	**(649,680)**	**(4,926)**	**(174)**	**(51)**	**(654,831)**
Net foreign currency	**4,262,062**	**(4,039)**	**(171)**	**(46)**	**4,257,806**

(59)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (60) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Credit risk Credit risk consists of cash and cash equivalents, deposits held with banks and customers exposed to credit risk including uncollected receivables. Ownership of financial assets entails the risk that the other party will not be able to fulfill the contract. However, due to the nature of the operations used to generate revenue, the substantial portion of sales is through the customers’ credit cards, so that the companies affiliated to the Group are not exposed to significant credit risk and there are no doubtful receivables at significant levels in the group companies. Funding risk The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements. Foreign currency risk sensitivity The Group is exposed to foreign exchange risk arising primarily from the USD and EUR. The table below shows, the foreign currency sensitivity of the Company arising from 10% change in US dollar and Euro, GBP and CHF rates. The rate used as 10% is a fair benchmark for the Group as it is used in reporting of foreign currency risk and it is the anticipated rate change of the Company’s senior management. Sensitivity analysis includes only the monetary items in foreign currency at year end and shows the effect of 10% increase in foreign currency rates. Positive value implies the increase in net profit before income tax.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (61) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Foreign currency risk sensitivity (Continued) 31 December 2022 Income/(Loss) Equity Foreign Foreign Foreign Foreign currency appreciates currency depreciates currency appreciate currency depreciates In case of 10% appreciation of US Dollar against TRY US Dollar net asset / (liability) 174,933 (174,933) - - US Dollar net -income/(loss) 174,933 (174,933) - - In case of 10% appreciation of Euro against TRY Euro net asset / (liability) 1,138 (1,138) - - Euro net -income/(loss) 1,138 (1,138) - - In case of 10% appreciation of GBP against TRY GBP net asset / (liability) 13 (13) - - GBP net -income/(loss) 13 (13) - - In case of 10% appreciation of CHF against TRY CHF net asset / (liability) 17 (17) - - CHF net -income/(loss) 17 (17) - -

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (62) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Foreign currency risk sensitivity (Continued) 31 December 2021 Income/(Loss) Equity Foreign Foreign Foreign Foreign currency appreciates currency depreciates currency appreciate currency depreciates In case of 10% appreciation of US Dollar against TRY US Dollar net asset / (liability) 426,206 (426,206) - - US Dollar net -income/(loss) 426,206 (426,206) - - In case of 10% appreciation of Euro against TRY Euro net asset / (liability) 404 (404) - - Euro net -income/(loss) 404 (404) - - In case of 10% appreciation of GBP against TRY GBP net asset / (liability) 17 (17) - - GBP net -income/(loss) 17 (17) - - In case of 10% appreciation of CHF against TRY CHF net asset / (liability) 5 (5) - - CHF net -income/(loss) 5 (5) - - Liquidity risk The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Conservative liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The funding risk of the current and prospective debt demands is managed by maintaining the availability of lenders with high quality and in sufficient number. The following table presents financial liabilities according to remaining maturities. The amounts shown in the table are the contractual undiscounted cash flows and the Group’s liquidity management takes into account the expected undiscounted cash flows. ..

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

31 December 2022	Carrying value	Contractual undiscounted cash flow	Up to 3 months	3 - 12 months	1 - 5 years	Over 5 years
Non-derivative financial instruments:						
Trade payables due to third parties	5,886,538	5,928,371	5,928,371	-	-	-
Bank borrowings	23,973	29,029	5,691	10,934	12,404	-
Lease liabilities	262,367	326,914	47,772	131,435	147,707	-
Due to related parties	5,579	5,579	5,579	-	-	-
	6,178,457	**6,289,893**	**5,987,413**	**142,369**	**160,111**	

31 December 2021	Carrying value	Contractual undiscounted cash flow	Up to 3 months	3 - 12 months	1 - 5 years	Over 5 years
Non-derivative financial instruments:						
Trade payables due to third parties	4,062,149	4,090,295	4,090,295	-	-	-
Bank borrowings	193,184	199,832	198,372	1,460	-	-
Lease liabilities	211,250	261,177	31,377	89,877	139,923	
Due to related parties	9,047	9,047	9,047	-	-	-
	4,475,630	**4,560,351**	**4,329,091**	**91,337**	**139,923**	

(63)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (64) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Capital risk management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue its operations in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Net debt to equity ratios at 31 December 2022 and 2021 were as follows: 31 December 2022 31 December 2021 Net debt/(cash) (Note 28) (4,979,668) (3,409,035) Total equity/(deficit) 1,569,955 2,676,176 Net debt to equity ratio (317%) (127%) Fair value of the financial instruments Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value: The fair values of certain financial assets and liabilities carried at amortised cost, including cash and cash equivalents, trade payables and payables to merchants, bank borrowings and lease liabilities are considered to approximate their respective carrying values due to their short-term nature. The carrying value of trade receivables along with the related allowances for uncollectability is estimated to be their fair values. Fair value hierarchy The fair values of financial assets and financial liabilities are determined as follows: - Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities. - Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices). - Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (65) NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued) Fair value of the financial instruments (Continued) Based on the fair value hierarchy, the Group’s financial assets and liabilities are categorized as follows: As of 31 December 2022 Financial assets Total Level 1 Level 2 Level 3 Investment funds at fair value (Note 5) 17,557 17,557 - - 17,557 17,557 - - As of 31 December 2021 Financial assets Total Level 1 Level 2 Level 3 Investment funds at fair value (Note 5) 1,024,437 1,024,437 - - 1,024,437 1,024,437 - - NOTE 28 - CASH FLOW INFORMATION Movement in net debt for the year ended 31 December 2022 and 2021 is as follows; 2022 Lease liabilities Bank borrowings Total 1 January 211,250 193,184 404,434 Increase in lease liabilities 162,825 - 162,825 Cash inflows - 797,877 797,877 Cash outflows (169,635) (986,758) (1,156,393) Other non-cash movements (*) 57,927 19,670 77,597 31 December 262,367 23,973 286,340 Less: cash and cash equivalents (5,266,008) Net debt/(cash) (4,979,668) 2021 Lease liabilities Bank borrowings Total 1 January 144,056 347,436 491,492 Increase in lease liabilities 140,367 - 140,367 Cash inflows - 1,750,046 1,750,046 Cash outflows (104,829) (1,912,509) (2,017,338) Other non-cash movements (*) 31,656 8,211 39,867 31 December 211,250 193,184 404,434 Less: cash and cash equivalents (3,813,469) Net debt/(cash) (3,409,035) (*) Other non-cash movements consist of interest accrual, disposals and remeasurement of contractual lease liabilities and bank borrowings.

(Convenience translation of the independent auditors' report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements
at 31 December 2022
(Amounts expressed in thousands of Turkish Lira ("TRY") unless otherwise indicated.)

NOTE 29 – LOSS PER SHARE

Loss per share is disclosed below:

	2022	2021
Loss for the period attributable to equity holders of the Parent Company	(1,224,592)	(700,078)
Weighted average number of shares with face value of TRY0.20 each	304,764	304,764
Basic and diluted loss per share	**(4.06)**	**(2.30)**

As further disclosed in Note 15, the number of shares issued has increased from 56,866 thousand to 284,328 thousand via decreasing nominal value of each share from TRY 1 to TRY0.20 at the Extraordinary General Assembly meeting dated 25 May 2021. As a result, the loss per share calculation for the periods presented have been performed based on the recent number and nominal value of shares issued.

At the Extraordinary General Assembly meeting dated 5 July 2021, the number of shares issued has increased from 284,328 thousand to 325,998 thousand due to capital increase.

NOTE 30 – AUDITOR FEES

The fees related to the services received by the Group from the independent auditor/independent audit firm are presented below:

	2022	2021
Fees for Independent audit the reporting period	16,962	8,586
Fees for other assurance services	-	1,040
	16,962	**9,626**

NOTE 31 - SUBSEQUENT EVENTS

On 6 February 2023, two high-magnitude earthquakes, with their epicenter in Kahramanmaraş impacted 11 cities across Southeastern Türkiye, directly affecting the lives of around 14 million people. The Group's physical headquarters and offices, and its Gebze fulfillment center - where most of the Group's employees are based, apart from those working remotely - are located beyond the earthquake zone and hence were unaffected. Eight cross-dock points (i.e., parcel transfer centers) of HepsiJet out of a network of 192, were directly impacted and will have to be renovated to restore their operations. The Group's total Active Merchant number on the Marketplace with a registered address in the affected region is approximately 6,500 out of over 99,700. The stores of close to 1,950 merchants on the Group's platform are temporarily suspended at their own request. The Group observed a temporary decline in overall customer demand on platform and in the number of orders received, particularly during the week of February 6, compared to the previous week and the same week of the prior year. This decline was likely caused by the loss of traffic and demand from the affected region, and the Group's decision to put major marketing campaigns, events and media advertising on hold for two weeks to honor the nation's mourning. As the overall situation stabilized by mid-March, traffic to platform recovered to almost pre-earthquake levels. The order trend during this period was relatively volatile which had also recovered to almost pre-earthquake levels by mid-March 2023.

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(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (67) NOTE 31 - SUBSEQUENT EVENTS (Continued) On 6 February 2023, two high-magnitude earthquakes, with their epicenter in Kahramanmaraş impacted 11 cities across Southeastern Türkiye, directly affecting the lives of around 14 million people. The Group’s physical headquarters and offices, and its Gebze fulfillment center - where most of the Group’s employees are based, apart from those working remotely - are located beyond the earthquake zone and hence were unaffected. Eight cross-dock points (i.e., parcel transfer centers) of HepsiJet out of a network of 192, were directly impacted and will have to be renovated to restore their operations. The Group’s total Active Merchant number on the Marketplace with a registered address in the affected region is approximately 6,500 out of over 99,700. The stores of close to 1,950 merchants on the Group’s platform are temporarily suspended at their own request. The Group observed a temporary decline in overall customer demand on platform and in the number of orders received, particularly during the week of February 6, compared to the previous week and the same week of the prior year. This decline was likely caused by the loss of traffic and demand from the affected region, and the Group’s decision to put major marketing campaigns, events and media advertising on hold for two weeks to honor the nation’s mourning. As the overall situation stabilized by mid-March, traffic to platform recovered to almost pre-earthquake levels. The order trend during this period was relatively volatile which had also recovered to almost pre-earthquake levels by mid-March 2023. The First Period of the share-based payment plan which was defined as the end of 18 (eighteen) months after the date of the IPO, of the vesting schedule set forth by the Company’s Board of Directors decision dated on 24 March 2021, has been concluded at the date of 31 January 2023. Accordingly, the Board of Directors has decided that within the scope of the First Period of the share-based payment plan, a gross total of 1,662,592 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who became entitled, as defined under their individual contracts, to receive Restricted Stock Units (RSUs); and a gross total of 533,030 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who have been determined, as having successfully met the year-end targets for the purposes of the calculation of the PSUs. The gross total amount of said shares (which may be represented by ADSs) will be given to the said executives by the Company, once these shares are first issued by or become available to the Company. On 24 April 2023, the Board of Directors adopted revisions to Group’s share based payment plan dated 24 March 2021 for key executives, directors, managers, officers, employees and consultants who contribute to the Group’s performance. The revisions made to the share based payment plan consisted of allocating the unused portion of the share amount of the First Period into two newly created periods, namely, the Fourth Period and the Fifth Period, without changing the eligibility criteria of the share based payment plan and without affecting the vested rights of the individuals that have been covered under the First, Second and Third Period based on their individual agreement signed prior to the date of the revision. As the participants of the Fourth and Fifth Period have not been defined, at present it is not possible to determine the fair value of the revised plan. On 28 April 2023, the Central Bank notified the Company that it had identified seven instances of non-compliance by the Company under the (Repealed) Communique on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions relating to data security and authorization, ID verification and the creation of an audit trail. The Central Bank requested that the Company provide a written response, including an action plan to remedy the identified instances of non-compliance within one month. The Central Bank may in its discretion impose administrative fines on the Company ranging from TRY129 thousand to TRY2,913 thousand for each breach. If an administrative fine is imposed by the Central Bank, the Company has a right to appeal the decision to the Turkish Criminal Court of Peace. The Company’s management determined that due to the uncertainty with respect to the outcome and since a reliable estimate cannot be made for the amount of the obligation, no provision is recognized in the consolidated financial statements with respect to the identified non-compliance.

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish) D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries Notes to the consolidated financial statements at 31 December 2022 (Amounts expressed in thousands of Turkish Lira (“TRY”) unless otherwise indicated.) (68) NOTE 31 - SUBSEQUENT EVENTS (Continued) The Group's Chief Commercial Officer ("CCO") will take a break from the Company from May 2 to September 21, 2023. On September 21, 2023, he will return to the Company as Chief Commercial Officer responsible for Investments. The responsibilities of the Chief Commercial Officer will be carried out by Ender Özgün, Chief Marketing Officer, in addition to his current position. In January 2023, the company name of Doruk Finansman was changed to Hepsi Finansman A.Ş..